
11005393

ONE VISION. ONE WORLD.
ONE COMPANY.













lean, clean and green

LINDSAY™ CORPORATION

FINANCIAL AND OPERATING HIGHLIGHTS

Revenue ($ in millions)


500
450
400
350
300
250
200
150
100
50
01 02 03 04 05 06 07 08 09 10

Fiscal 2010 saw increased infrastructure revenues from stronger Quick-change moveable barrier (QMB) sales, along with increased international irrigation revenues.

Operating Margin (percentage)


18
12
6
01 02 03 04 05 06 07 08 09 10

Fiscal 2010 operating margin improved primarily from increased QMB sales at higher margins, along with improved factory efficiencies at the Nebraska location.

Net Margin (percentage)


15
10
5
01 02 03 04 05 06 07 08 09 10

Net margin increased in fiscal 2010 due to significantly improved operating margins in both the infrastructure and irrigation segments.

(In thousands, except per share amounts)	**2010**	2009	%Change
Income Data *(for the fiscal years ended August 31)*			
Operating revenues	**$358,440**	$336,228	6.6
Gross profit	**98,900**	80,631	22.7
Operating expenses	**61,058**	58,214	4.9
Operating income	**37,842**	22,417	68.8
Interest income (expense) and other, net	**(1,060)**	(1,878)	-43.6
Pretax earnings	**36,782**	20,539	79.1
Net earnings	**$24,862**	$13,823	79.9
Average diluted shares outstanding	**12,585**	12,461	1.0
Balance Sheet and Cash Flow Data *(at August 31)*			
Current assets	**$208,011**	$189,529	9.8
Fixed assets (net of depreciation)	**57,646**	59,641	-3.3
Total assets	**325,481**	307,897	5.7
Current liabilities	**67,082**	59,187	13.3
Shareholders' equity	**229,607**	207,658	10.6
Capital expenditures	**5,784**	10,500	-44.9
Depreciation and amortization	**$10,710**	$10,442	2.6
Shares outstanding at year end	**12,486**	12,365	1.0
Per Share Data			
Diluted net earnings	**$1.98**	$1.11	78.4
Book value	**$18.39**	$16.79	9.5
Performance Ratios			
Operating margin	**10.6%**	6.7%	
Net margin	**6.9%**	4.1%	
Return on net assets	**9.6%**	5.5%	
Employee Information			
Average number of employees	**842**	964	-12.7
Revenue per employee	**$426**	$349	22.1
Number of employees at year end	**881**	766	15.0

TO OUR SHAREHOLDERS

I am pleased to report that Lindsay Corporation achieved outstanding results for the 2010 fiscal year. With increased revenues and improved margins in nearly every area of our business operations, Lindsay's earnings in fiscal 2010 were the second highest in the history of the Company, exceeded only by the record year of fiscal 2008.

Our management team significantly improved operating margins in both our irrigation and infrastructure business segments, enabling the Company to successfully navigate turbulent conditions in much of the world's economy. The foundations of our business – water use efficiency and transportation safety and security – remain strong globally.

FINANCIAL OVERVIEW

Lindsay Corporation's total revenues for the fiscal year ended August 31, 2010 were $358.4 million, a 7 percent increase from $336.2 million for the prior year.

According to our long-term growth strategy, we continued to expand our international operations. In fiscal 2010, 43 percent of Company revenue came from international sales. This proportion marked an increase from 35 percent and 40 percent in 2008 and 2009 respectively.

Irrigation segment revenues totaled $258.6 million for fiscal 2010. This equals a 1 percent increase from the prior year. However, that modest number is not truly representative of the segment's performance. Revenue during the first quarter of fiscal 2009 was largely driven by an exceptional backlog from the Company's record year in fiscal 2008. Fiscal 2010 began with a much smaller backlog; as a result, the first quarter showed a 38 percent decline from the same quarter



Richard W. Parod, President and Chief Executive Officer

Lindsay's earnings in fiscal 2010 were the second highest in the history of the Company, exceeded only by the record year of fiscal 2008.

FINANCIAL OVERVIEW



According to our long-term growth strategy, we continued to expand our international operations. In fiscal 2010, 43 percent of Company revenue came from international sales.

last year. A strong performance in the remaining quarters propelled the irrigation segment to an overall net gain for the year.

Infrastructure revenues were $99.8 million, an increase of 24 percent from $80.7 million the prior year.

Total operating expenses were $61.1 million. The increase of $2.8 million was primarily attributable to increased investments in product development along with increased incentive compensation due to improved results.

Operating income was $37.8 million, an increase of 69 percent from $22.4 million in fiscal 2009. Net earnings were $24.9 million compared to $13.8 million the prior year, an increase of 80 percent. Earnings per diluted share of $1.98 represented a 78 percent increase from $1.11 in fiscal 2009.

Gross margin for the year was 27.6 percent compared to 24.0 percent the prior year. Gross margin on irrigation products was favorably impacted by regional mix and improved factory efficiencies at our Lindsay, Nebraska, facility. Gross margin on infrastructure products improved due to increased sales of higher margin QuickChange® Moveable Barrier (QMB®) products.

Lindsay's balance sheet was further strengthened during fiscal 2010 as the Company improved its net cash position by more than $10 million. While cash and cash equivalents at year-end were $2.5 million lower, long-term debt was reduced by $12.8 million.

Reflecting confidence in the Company's financial strength and ability to generate future returns, our Board of Directors voted to increase the regular quarterly cash dividend for the eighth consecutive year. The new annual indicated rate is $0.34 per share, up from $0.32 per share.

The United Nations projects that the world's population will grow from approximately 6.9 billion in 2010 to approximately 9.1 billion by 2050 – an increase of nearly one-third. [1]





Lindsay's irrigation products help ensure a sufficient food supply for the world's growing population.

IRRIGATION SEGMENT REVIEW



Lindsay irrigation products are sold through more than 200 dealers in the U.S. and more than 140 dealers in international markets.

Currently, 70 percent of the world's water supply is used for agriculture, according to the U.N. World Water Development Report. In lesser-developed countries, where most of the population growth will occur, that figure can rise to more than 90 percent.[2]

An increasing world population requires an ever-larger food supply that must be produced from finite amounts of land and water. This translates into a global focus on increasing productivity and crop yields while minimizing waste and runoff. In addition, environmental concerns have led to greater use of biofuels that require agricultural crops for production as well as eliminating pollution caused by fertilizer and chemical runoff.

Lindsay's irrigation products are designed to dramatically boost crop yields, reduce water use, reduce the amount of energy used for pumping, minimize labor and labor costs, and reduce environmental impact. Lindsay Corporation is one of the world's leading providers of irrigation and water management systems. Our product lines include center pivot and lateral move irrigation systems, hose reel travelers, irrigation controls, fertilizer and chemical injection systems, and remote monitoring and control systems. Lindsay also offers a range of innovative products for the golf, landscape, and municipal markets. Lindsay irrigation products are sold through more than 200 dealers in the U.S. and more than 140 dealers in international markets.

In fiscal 2010, the irrigation segment provided 72 percent of the Company's revenue.

PRODUCT INNOVATION

Our strategy in the irrigation market is to offer a wide variety of high quality, turnkey systems and solutions and to differentiate our products in the marketplace by leading the industry in technological innovations that increase irrigation efficiency, make farmers more productive, and reduce costs such as energy and labor.

In fiscal 2010, Lindsay introduced the unprecedented FieldNET™ Mobile Pivot Control for smartphones. The award-winning FieldNET system is a web-based control system. FieldNET Mobile extends its capability by allowing growers to fully control and monitor their irrigation pivots anywhere, anytime through the convenience of smartphones. FieldNET Mobile's graphical interface supports most industry-leading smartphones, including the iPhone®, Droid®, and BlackBerry®.

U.S. IRRIGATION MARKET REVIEW

U.S. irrigation revenues were $152.8 million in fiscal 2010. This was a 2 percent decline from fiscal 2009 which benefited from the previously mentioned record backlog that carried over from fiscal 2008.

Since early June of 2010, commodity prices have risen significantly: corn prices went up 70 percent, soybeans 26 percent, and wheat more than 60 percent. Accordingly, the most recent U.S. Department of Agriculture (USDA) projections for 2010 net farm income show a 31 percent increase over 2009.

The USDA continued its EQIP – Environmental Quality Incentives Program – with funds in the farm bill designated to help farmers pay for environmental improvements, such as changing to Lindsay's low pressure center pivot irrigation systems that require less energy and conserve water. With spending in 2010 holding constant from the prior year, EQIP remains a positive program for farmers.



Lindsay continues to be a leader in technological innovations, developing systems that increase irrigation efficiency, boost productivity, and reduce energy and labor costs.


a.


Name
Beans Northwest
Circle 01
Circle 02
Circle 03
Circle 04
FieldNET
Current Status
Forward wet
Forward wet
Stopped
Reverse wet
Reverse dry

a. FieldNET Mobile, designed exclusively for smartphones, makes irrigation management convenient and easy from anywhere.

INTERNATIONAL IRRIGATION MARKET REVIEW

International irrigation revenues were $105.8 million in fiscal 2010, a 6 percent increase from the prior year. Our irrigation equipment sales in South America, South Africa, and Europe, as well as exports to Mexico, all showed solid growth in fiscal 2010. In China, one of our long-term growth markets, sales declined from the previous year's strong levels. As we've established a strong market position in China, we also recognized that growth in that market will not be linear. We are focused on continuing to build our customer base in that market, which will smooth out the revenue growth-curve over time.

IRRIGATION OUTLOOK

Due to increased commodity prices and projected higher net farm income, we see improved farmer sentiment compared to a year ago. We are optimistic that the improved sentiment will result in increased irrigation equipment demand in fiscal 2011.

Lindsay's irrigation segment generates revenue from three primary sources: 1) conversion of dry land to irrigation; 2) conversion from less efficient irrigation methods to mechanized systems; and 3) sales of replacement systems and parts.

Worldwide, only 20 percent of agricultural land is irrigated, yet irrigated land produces 50 percent of the world's crops.[3] Clearly, the widespread adoption of irrigation is key to producing the amount of food necessary for a growing population.

The most common irrigation method in the world is flood or gravity irrigation; roughly 91 percent of irrigated land in the world and 40 percent in the U.S. use this inefficient method. Flood irrigation consumes twice as much water as a mechanical system, results in higher pumping costs, yet it achieves much lower crop yields. Converting to an efficient pivot irrigation system or retrofitting a high pressure system to low pressure can conserve precious water, reduce energy usage, while also boosting agricultural production.

Worldwide, there are approximately 300,000 pivot irrigation systems in operation. Roughly half of these systems are more than 10 years old. New components and technology that improve efficiency and productivity will drive ongoing system replacements or upgrades. With our extensive global network for sales and distribution, Lindsay is positioned to capitalize on these needs.

The UN estimates that by 2025, 48 nations with combined population of 2.8 billion, will face freshwater "stress" or "scarcity".[4]


b.


c.

b. Irrigating rice with center pivots reduces water application up to 50 percent versus flood irrigation.

c. Turnkey irrigation solutions include customizable, energy-efficient pump stations from Watertronics.

THE LONG-TERM IRRIGATION MARKET

The global agricultural market is primarily driven by population growth. The United Nations projects that the world's population will grow from approximately 6.9 billion in 2010 to approximately 9.1 billion by 2050 – an increase of nearly one-third.[5] To feed this growing population, there will be a pressing need for higher productivity from agricultural land.

Currently, 70 percent of the world's water supply is used for agriculture, according to the U.N. World Water Development Report. In lesser-developed countries, where most of the population growth will occur, that figure can rise to more than 90 percent.[6] Water management and conservation will be critical.

Environmental concerns also affect the way water is used. Gravity or flood irrigation often results in runoff of chemicals or fertilizers; however, a properly designed and controlled mechanized irrigation system allows virtually no runoff.

In addition, the demand for biofuels, particularly ethanol, continues to grow, driving demand for the crops used to produce them. Factors driving ethanol growth include ethanol tax incentives, improved technology that lowers costs of ethanol production, and climate change concerns.

Ethanol production in the U.S. in 2009 was 10.6 billion gallons. During the year, 19 additional biorefineries came online, increasing U.S. ethanol production capacity to 11.9 billion gallons annually.[7] According to the Energy Information Administration's 2010 Annual Energy Outlook, U.S. ethanol consumption is projected to rise steadily into the foreseeable future.

The crops used to produce ethanol – primarily corn and sugar cane – are relatively thirsty crops and yields are increased significantly with efficient irrigation.

Lindsay's irrigation systems provide beneficial value in each of these scenarios. Thus, the long-term global demand for our products is broad-based and strong.



More than 200 QMB® (QuickChange® Moveable Barrier) systems are in use in the U.S. and internationally.

Virtually every nation in the world has a pressing need for infrastructure. Developed and emerging countries alike must deal with construction of needed highways, maintenance and repair of aging infrastructure, managing traffic congestion, and improving roadway safety.

Lindsay's infrastructure segment is an international group of companies producing a wide range of products to meet these needs. We manufacture moveable barriers and barrier transfer machines, energy-absorbing crash cushions, specialty barriers for work areas or construction zones, road marking materials, and other safety-related products. We also provide signaling structures and lights for the railroad industry. Lindsay's infrastructure products are sold through 35 dealers in the U.S. and 35 international dealers.

In fiscal 2010, the infrastructure segment generated 28 percent of the Company's revenue, up from 24 percent the prior year. Infrastructure revenues of $99.8 million were 24 percent higher than in fiscal 2009, driven largely by higher barrier product sales.

QMB GROWTH

Roadway and bridge congestion is a major problem in cities throughout the world. According to the Federal Highway Administration, the lane-miles of road in the U.S. increased just 6.6 percent from 1982 to 2006. In the same period, vehicle miles traveled increased 94.5 percent, and the hours of delay for motorists increased 171.4 percent. Beyond mere inconvenience, there is a real cost of such congestion: $78 billion to the U.S. economy annually, in the form of 4.2 billion hours lost in traffic and 2.9 billion gallons of fuel wasted.[8]

Our patented QMB system is one of the few ways available to manage congestion without the major investment required to build new roads and bridges. The QMB system provides a way to divert traffic around construction areas or work zones, increasing safety for work crews and motorists alike. On a permanent basis, the QMB can be used to vary the number of lanes available to accommodate rush hour traffic flow morning and evening. More than 200 QMB systems are in use in the U.S. and internationally.

The QMB has grown into a major stream of business for Lindsay. Customer demand is steady and growing. In fiscal 2010, our two largest QMB projects were the $20 million Mexico City barrier project and an East Coast project worth more than $9 million. Each of these are larger than any of our projects from fiscal 2009, and the year-over-year growth of the QMB for the past three years has been dramatic. QMB is our highest margin product, due to the very special characteristics of the patented system; however, QMB projects can be difficult to forecast or project, especially in view of the rising global awareness of the system as a cost-effective solution for traffic congestion.


TURN
NO RIGHT TURN
PARKI



a. QMB provides both improved traffic flow and safety.

b. New patented steel barrier provides a narrow profile solution.

INFRASTRUCTURE OUTLOOK

The outlook for Lindsay's infrastructure business is strong in both the short and long term. Late in the fourth quarter we received an order for about $15 million of moveable barrier products for another East Coast project to be completed in first half of fiscal 2011. Our list of potential projects under discussion includes several projects of similar size.

For the long term, our infrastructure segment, like the irrigation segment, is ultimately driven by the world's population growth. Emerging nations have a particular need for quality infrastructure to handle a rapidly growing number of vehicles and to reduce their historically high highway death rates. More than half of the world's infrastructure investment is being made in these developing nations. Lindsay's infrastructure segment is working with agencies throughout the world to make their roadways safer with the use of energy-absorbing devices and clear markings. Developed nations will continue to have an ongoing need for infrastructure expansion and renovation.

With a strategic line of roadway safety products, Lindsay is well positioned to increase its infrastructure market penetration on a worldwide basis.

LINDSAY TRANSPORTATION SOLUTIONS' RAILROAD PRODUCTS DIVISION OFFERS HIGH-QUALITY STRUCTURES AND SIGNALS FROM A SINGLE SOURCE.



DIGITEC ACQUISITION

At end of fiscal 2010, Lindsay acquired Digitec, an electronics research, development and manufacturing company. Digitec has been in business since 1987 and has approximately 30 employees. They have demonstrated expertise in hardware, firmware, and software design. In the past, we have been their largest customer and they have been our primary supplier of technology products and components used in our irrigation controls.

This acquisition provides us the opportunity to fully integrate our product development process, accelerating development of technology products and solutions while also better controlling the quality of the total customer experience.

LEAN, CLEAN AND GREEN

By the nature of our business, Lindsay has always strived to provide environmentally friendly products and solutions. Lean, Clean and Green is a corporate-wide effort launched to institutionalize the Company's environmental initiatives, focusing especially on three key areas: recycling, paper reduction, and energy savings. The program has generated thousands of dollars of savings as well as significantly reducing our environmental impact.

During fiscal 2010, the Village of Lindsay, Nebraska, was facing a water shortage and asked us to assist by allowing the use of some of our land for a new well to provide fresh drinking water. Our employees immediately set to work on a project to reduce our factory's water use, which resulted in a 73 percent reduction. Their project helped eliminate the need for the additional well and costly upgrades to the water system.


lean, clean and green

SkyHarvester™ customized systems from Watertronics provide everything clients need to harvest, store and control the distribution of their harvested water supply.





BOARD OF DIRECTORS

Michael D. Walter
Director

W. Thomas Jagodinski
Director

Richard W. Parod
President and
Chief Executive Officer

William F. Welsh II
Director

Michael C. Nahl
Director

Michael N. Christodolou
Chairman

J. David McIntosh
Director

Howard G. Buffett
Director

Pictured from left to right.

OUR STRATEGY FOR GROWTH

Lindsay's management team has developed five strategic growth initiatives that have served the Company well through flourishing times as well as challenging economic conditions. This strategy has allowed us to leverage Lindsay's position as a market leader to achieve even greater success. For effective performance and enhanced ability to deliver value to our customers and shareholders, we will:

- **Increase Market Share** through superior technology, dealer performance, and product line expansion;
- **Protect Margins** by differentiating our offerings, improving manufacturing efficiency, and optimizing the supply chain;
- **Expand Internationally** by placing manufacturing and sales in key areas and using distribution centers advantageously;
- **Utilize Capital Efficiently** by effectively managing working capital and maintaining a strong balance sheet with appropriate resources to support operational initiatives; and
- **Capitalize on Acquisition Opportunities** with companies synergistic to our core irrigation and infrastructure businesses.

In fiscal 2010, the Company performed well, achieving significant results in each of these initiatives.

LONG-TERM GOALS

As I have noted in past reports, our goals of providing solid financial performance have not changed:


REVENUE GROWTH
20%
15%
10%
5%
7 %
17 %
FY 10
5 Yr Avg.

Generate revenue growth of 10 to 15 percent annually


OPERATING MARGINS
15%
10%
5%
11 %
9 %
FY 10
5 Yr Avg.

Realize operating margins of 9 to 14 percent


RETURN ON NET ASSETS
15%
10%
5%
10 %
10 %
FY 10
5 Yr Avg.

Produce a return on net assets of 9 to 15 percent



As we summarize the year completed, we also want to look at what lies ahead for our Company. For the foreseeable future, we anticipate:

- Continuation of the improvements in economic conditions, particularly in strategically-important developing markets around the world;
- Increasing global pressure for water conservation;
- Long-term positive demand factors – alternative fuels, diet, and population growth;
- Continued drive for increased yields, agricultural product quality, and increased system automation for a reduction in labor; and
- Global focus on improvements for transportation infrastructure, road safety, reduced pollution, and reduction of traffic congestion.

We're confident that these will remain global priorities, and that they will continue to be strong drivers for our markets in the long term.

Building on the positive results of fiscal 2010, the strength of our management team and their success in the implementation of our initiatives, and with the financial strength reflected in our balance sheet, I am excited about Lindsay Corporation's position and ability to move forward into the future.

I know that our Company's strength and success are a direct reflection of our dedicated employees, dealers, suppliers, customers, shareholders, and Board of Directors. I appreciate and thank you all.

Sincerely,

Richard W. Parod

President and
Chief Executive Officer

Lindsay is a leader in providing growers with solutions for raising rice under pivot irrigation efficiently and profitably.

For more information on Lindsay's rice projects, visit www.ecorice.net

1 World Population Prospects: The 2008 Revision. Highlights. New York: United Nations

2 http://www.unesco.org/water/wwap/wwdr/wwdr3/pdf/WWDR3_Water_in_a_Changing_World.pdf

3 FAO How to Feed the World in 2050. October 2009

4 http://water.org/learn-about-the-water-crisis/facts/

5 World Population Prospects: The 2008 Revision. Highlights. New York: United Nations

6 http://www.unesco.org/water/wwap/wwdr/wwdr3/pdf/WWDR3_Water_in_a_Changing_World.pdf

7 Renewable Fuels Association 2010 Ethanol Industry Outlook

8 Texas Transportation Institute – 2007 Urban Mobility Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Received SEC
JAN 0 3 2010

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13419

Lindsay Corporation

(Exact name of registrant as specified in its charter)

Delaware	**47-0554096**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2222 North 111th Street, Omaha, Nebraska	**68164**
(Address of principal executive offices)	(Zip Code)

402-829-6800
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1.00 par value	New York Stock Exchange, Inc. (Symbol LNN)

Indicate by check mark if the registrant is a well-known seasoned issuer, (as defined in Rule 405 of the Securities Act). Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes☐ No☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock of the registrant, all of which is voting, held by non-affiliates based on the closing sales price on the New York Stock Exchange, Inc. on February 26, 2010 was $453,013,823.

As of November 5, 2010, 12,526,451 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement pertaining to the Registrant's 2011 annual stockholders' meeting are incorporated herein by reference into Part III.

TABLE OF CONTENTS

PART I

ITEM 1 – ***Business***

INTRODUCTION

Lindsay Corporation ("Lindsay" or the "Company") is a leading designer and manufacturer of self-propelled center pivot and lateral move irrigation systems which are used principally in the agricultural industry to increase or stabilize crop production while conserving water, energy, and labor. The Company has been in continuous operation since 1955, making it one of the pioneers in the automated irrigation industry. In 2008, the Company entered the market for water pumping stations and controls which provides further opportunities for integration with irrigation control systems. The Company also manufactures and markets various infrastructure products, including moveable barriers for traffic lane management, crash cushions, road marking and other road safety devices. In addition, the Company's infrastructure segment produces large diameter steel tubing and railroad signals and structures, and provides outsourced manufacturing and production services for other companies. Industry segment information about Lindsay is included in Note R to the consolidated financial statements.

Lindsay, a Delaware corporation, maintains its corporate offices in Omaha, Nebraska, USA. The Company's principal irrigation manufacturing facility is located in Lindsay, Nebraska, USA. The Company also has international sales and irrigation production facilities in France, Brazil, South Africa and China which provide it with important bases of operations in key international markets. Lindsay Europe SAS, located in La Chapelle, France, manufactures and markets irrigation equipment for the European market. Lindsay America do Sul Ltda., located in Mogi Mirim, Brazil, manufactures and markets irrigation equipment for the South American market. Lindsay Manufacturing Africa, (PTY) Ltd., located in Paarl, South Africa, manufactures and markets irrigation equipment for the sub-Saharan Africa market. Lindsay (Tianjin) Industry Co., Ltd., located in Tianjin, China, was organized in June 2009 and manufactures and markets irrigation equipment for the Chinese market.

Watertronics located in Hartland, Wisconsin, designs, manufactures, and services water pumping stations and controls for the agriculture, golf, landscape and municipal markets. Watertronics has been in business since 1986 and was acquired by the Company in January 2008.

Lindsay has three additional irrigation operating subsidiaries. Irrigation Specialists, Inc. ("Irrigation Specialists") is a retail irrigation dealership based in Washington State that operates at three locations. Irrigation Specialists provides a strategic distribution channel in a key regional irrigation market. Lindsay Transportation, Inc. ("LTI"), located in Lindsay, Nebraska, primarily brokers delivery of irrigation equipment in the U.S. Digitec, Inc. ("Digitec"), located in Milford, Nebraska and Sioux Falls, South Dakota is an electronics research, development and manufacturing company. Digitec has been in business since 1987 and was acquired by the Company in August 2010.

Barrier Systems, Inc. ("BSI"), located in Rio Vista, California, manufactures moveable barrier products, specialty barriers and crash cushions. BSI has been in business since 1984 and was acquired by the Company in June 2006.

Snoline S.P.A. ("Snoline"), located in Milan, Italy, was acquired in December 2006, and is engaged in the design, manufacture and sale of road marking and safety equipment for use on roadways. See "Subsidiaries" below.

PRODUCTS BY SEGMENT

IRRIGATION SEGMENT

Products - The Company markets its center pivot and lateral move irrigation systems in the U.S. and internationally under its *Zimmatic*® brand. The Company also manufactures and markets separate lines of center pivot and lateral move irrigation equipment for use on smaller fields under its *Greenfield*® and *Stettyn*™ brands, and hose reel travelers under the *Perrot*™ brand (*Greenfield*® in the United States, *Perrot*™ in Europe, and *Stettyn*™ in South Africa). The Company also produces or markets irrigation controls, chemical injection systems and remote monitoring and control systems which it sells under its *GrowSmart*® brand. In addition to whole systems, the Company manufactures and markets repair and replacement parts for its irrigation systems and controls. The Company also designs, manufactures and services water pumping stations and controls for the agriculture, golf, landscape and municipal markets.

The Company's irrigation systems are primarily of the standard sized center pivot type, with a small portion of its products consisting of the lateral move type. Both are automatic, continuous move systems consisting of sprinklers mounted on a water carrying pipeline which is supported approximately 11 feet off the ground by a truss system suspended between moving towers.

A typical center pivot for the U.S. market is approximately 1,300 feet long and is designed to circle within a quarter-section of land, which comprises 160 acres, wherein it irrigates approximately 130 to 135 acres. A typical center pivot for the international market is somewhat shorter than that in the U.S. market. A center pivot or lateral move system can also be custom designed and can irrigate from 25 to 600+ acres. A mini-pivot is a small version of the standard pivot and is used for smaller fields and/or shorter crops than standard pivots.

A center pivot system represents a significant investment to a farmer. In a dry land conversion to center pivot irrigation, approximately one-half of the investment is for the pivot itself and the remainder is attributable to installation of additional equipment such as wells, pumps, underground water pipes, electrical supply and a concrete pad upon which the pivot is anchored. Through Watertronics, the Company's enhanced position in water pumping station controls presents further opportunities for integration with irrigation control systems.

The Company also manufactures and distributes mini-pivots and hose reel travelers. These systems are considered to be relatively easy to operate, and the hose reel travelers are easily moved from field to field. They are typically deployed in smaller or irregular fields. Mini-pivots and hose reel travelers require, on average, a lower investment than a typical standard center pivot.

The Company also markets pivot monitoring and control systems, which include remote telemetry and a web or personal computer hosted data acquisition and monitoring application. These systems allow growers to monitor their pivot system, accumulate data on the operation of the system, and control the pivot from a remote location by logging onto an internet web site. The pivot monitoring and control systems are marketed under the *GrowSmart*® brand and product name *FieldNET*®.

Other Types of Irrigation – Center pivot and lateral move irrigation systems compete with three other types of irrigation: flood, drip, and other mechanical devices such as hose reel travelers. The bulk of the worldwide irrigation is accomplished by the traditional method of flood irrigation. Flood irrigation is accomplished by either flooding an entire field, or by providing a water source (ditches or a pipe) along the side of a field, which is planed and slopes slightly away from the water source. The water is released to the crop rows through gates in the ditch or pipe, or through siphon tubes arching over the ditch wall into some of the crop rows. It runs down through the crop row until it reaches the far end of the row, at which time the water source is moved and another set of rows are flooded. A significant disadvantage or limitation of flood irrigation is that it cannot be used to irrigate uneven, hilly, or rolling terrain or fields. In "drip" or "low flow" irrigation, perforated plastic pipe or tape is installed on the ground or buried underground at the root level. Several other types of mechanical devices, such as hose reel travelers, irrigate the remaining irrigated acres.

Center pivot, lateral move, and hose reel traveler irrigation offers significant advantages when compared with other types of irrigation. It requires less labor and monitoring; can be used on sandy ground which, due to poor water retention ability, must have water applied frequently; can be used on uneven ground, thereby allowing previously unsuitable land to be brought into production; can also be used for the application of fertilizers, insecticides, herbicides, or other chemicals (termed "chemigation"); and conserves water and chemicals through precise control of the amount and timing of the application.

Markets - Water is an essential and critical requirement for crop production, and the extent, regularity, and frequency of water application can be a critical factor in crop quality and yield.

The fundamental factors which govern the demand for center pivot and lateral move systems are essentially the same in both the U.S. and international markets. Demand for center pivot and lateral move systems is determined by whether the value of the increased crop production attributable to center pivot or lateral move irrigation exceeds any increased costs associated with purchasing, installing, and operating the equipment. Thus, the decision to purchase a center pivot or lateral move system, in part, reflects the profitability of agricultural production, which is determined primarily by the prices of agricultural commodities and other farming inputs.

The current demand for center pivot systems has three sources: conversion to center pivot systems from less water efficient, more labor intensive types of irrigation; replacement of older center pivot systems, which are beyond their useful lives or are technologically obsolete; and conversion of dry land farming to irrigated farming. In addition, demand for center pivots and lateral move irrigation equipment depends upon the need for the particular operational characteristics and advantages of such systems in relation to alternative types of irrigation, primarily flood. More efficient use of the basic natural resources of land, water, and energy helps drive demand for center pivot and lateral move irrigation equipment. Increasing global population not only increases demand for agricultural output, but also places additional and competing demands on land, water, and energy. The Company expects demand for center pivots and lateral move systems to continue to increase relative to other irrigation methods because center pivot and lateral move systems are preferred where the soil is sandy, the terrain is not flat, the land area to be irrigated is sizeable, there is a shortage of reliable labor, water supply is restricted and conservation is critical, and/or chemigation will be utilized.

United States Market – In the United States, the Company sells its branded irrigation systems, including *Zimmatic®*, to over 200 independent dealer locations, who resell to their customer, the farmer. Dealers assess their customer's requirements, assemble and erect the system in the field, and provide additional system components, primarily relating to water supply (wells, pumps, pipes) and electrical supply (on-site generation or hook-up to power lines). Lindsay dealers generally are established local agri-businesses, many of which also deal in related products, such as well drilling and water pump equipment, farm implements, grain handling and storage systems, and farm structures.

International Market – Over the years, the Company has sold center pivot and lateral move irrigation systems throughout the world. The Company has production and sales operations in France, Brazil, South Africa and China as well as sales operations in Australia, New Zealand, Central America and the Middle East serving the key European, South American, African, Chinese, Australian/New Zealand, Central American and Middle Eastern markets, respectively. The Company also exports some of its equipment from the U.S. to other international markets. The majority of the Company's U.S. export sales is denominated in U.S. dollars and is shipped against prepayments or U.S. bank confirmed irrevocable letters of credit or other secured means.

The Company's international markets differ with respect to the need for irrigation, the ability to pay, demand, customer type, government support of agriculture, marketing and sales methods, equipment requirements, and the difficulty of on-site erection. The Company's industry position is such that it believes that it will likely be considered as a potential supplier for most major international agricultural development projects utilizing center pivot or lateral move irrigation systems.

Competition – The U.S. center pivot irrigation system industry has seen significant consolidation of manufacturers over the years; four primary U.S. manufacturers remain today. The international market includes participation and competition by the leading U.S. manufacturers as well as certain regional manufacturers. The Company competes in certain product lines with several manufacturers, some of whom may have greater financial resources than the Company. The Company competes by continuously improving its products through ongoing research and development activities. The Company's engineering and research expenses related to irrigation totaled approximately $4.1 million, $3.0 million, and $3.6 million for fiscal years 2010, 2009, and 2008, respectively. Competition also occurs in areas of price and seasonal programs, product quality, durability, controls, product characteristics, retention and reputation of local dealers, customer service, and, at certain times of the year, the availability of systems and their delivery time. The Company believes it competes favorably with respect to all of these factors.

INFRASTRUCTURE SEGMENT

Products – Quickchange® Moveable Barrier™ – The Company's Quickchange® Moveable Barrier™ ("QMB®") system is composed of three parts: 1) T-shaped concrete barriers that are connected to form a continuous wall, 2) a Barrier Transfer Machine™ ("BTM™") capable of moving the barrier laterally across the pavement, and 3) the variable length barriers necessary for accommodating curves. A barrier element is approximately 32 inches high, 13-24 inches wide, 3 feet long and weighs 1,500 pounds. The barrier elements are interconnected by very heavy duty steel hinges to form a continuous barrier. The BTM™ employs an inverted S-shaped conveyor mechanism that lifts the barrier, moving it laterally before setting it back on the roadway surface.

In permanent applications, the QMB® systems increase capacity and reduce congestion by varying the number of traffic lanes to match the traffic demand. Roadways with fixed medians have a set number of lanes in each direction and cannot adjust to traffic demands that may change over the course of a day, or to capacity reductions caused by traffic incidents or road repair and maintenance. Applications include high volume highways where expansion may not be feasible due to lack of additional right-of-way, environmental concerns, or insufficient funding. The QMB® system is particularly useful in busy commuter corridors and at choke points such as bridges and tunnels. QMB® systems can also be deployed at roadway or roadside construction sites to accelerate construction, improve traffic flow and safeguard work crews and motorists by positively separating the work area and traffic. Examples of types of work completed with the help of a QMB® system include highway reconstruction, paving and resurfacing, road widening, median and shoulder construction, and repairs to tunnels and bridges.

The Company offers a variety of equipment lease options for QMB® systems and BTM™ equipment used in construction applications. The leases extend for periods of three months or more for equipment already existing in inventory. Longer lease periods may be required for specialty equipment that must be built for specific projects.

These systems have been in use since 1987. Significant progress has been made introducing the products into international markets in recent years. Typical sales for a highway safety or road improvement project range from $2.0-$20.0 million, making them significant capital investments.

Crash Cushions and End Terminals – BSI and Snoline offer a complete line of redirective and non-redirective crash cushions which are used to enhance highway safety at locations such as toll booths, freeway off-ramps, medians and roadside barrier ends, bridge supports, utility poles and other fixed roadway hazards. The Company's primary crash cushion products cover a full range of lengths, widths, speed capacities and application accessories and include the following brand names: TAU®, Universal TAU-II®, TAU-B_NR™, ABSORB 350® and Walt™. In addition to these products the Company also offers guardrail end terminal products such as the X-Tension™ and TESI® systems. The crash cushions and end terminal products compete with other vendors in the world market. These systems are generally sold through a distribution channel that is domiciled in particular geographic areas.

Specialty Barriers – BSI and Snoline also offer specialty barrier products such as the SAB™, ArmorGuard™, PaveGuard™ and DR46™ portable barrier and/or barrier gate systems. These products offer portability and flexibility in setting up and modifying barriers in work areas and provide quick opening, high containment gates for use in median or roadside barriers. The gates are generally used to create openings in barrier walls of various types for both construction and incident management purposes. The DR46™ is an energy absorbing barrier to shield motorcyclists from impacting guardrail posts which is becoming an area of focus for reducing a significant number of injuries.

Road Marking and Road Safety Equipment – Snoline also offers preformed tape and a line of road safety accessory products. The preformed tape is used primarily in temporary applications such as markings for work zones, street crossings, and road center lines or boundaries. The road safety equipment consists of mostly plastic and rubber products used for delineation, slowing traffic, and signaling. BSI also manages an ISO 17025 certified testing laboratory, Safe Technologies, Inc., that performs full-scale impact testing of highway safety products in accordance with the National Cooperative Highway Research Program ("NCHRP") Report 350, the Manual for Assessing Safety Hardware ("MASH"), and the European Norms (EN1317) for these types of products. The NCHRP 350 and MASH guidelines are procedures required by the U.S. Department of Transportation Federal Highway Administration for the safety performance evaluation of highway features. The EN1317 Norms are being used to qualify roadway safety products for the European markets.

Other Products – The Company's Diversified Manufacturing and Tubing business unit ("Diversified Manufacturing") manufactures and markets large diameter steel tubing and railroad signals and structures, and provides outsourced manufacturing and production services for other companies. The Company continues to develop new relationships for infrastructure manufacturing in industries outside of agriculture and irrigation. The Company's customer base includes certain large industrial companies and railroads. Each benefit from the Company's design and engineering capabilities as well as the Company's ability to provide a wide spectrum of manufacturing services, including welding, machining, painting, forming, galvanizing and assembling hydraulic, electrical, and mechanical components.

Markets – BSI's and Snoline's primary market includes moveable concrete barriers, delineation systems, guardrails and similar protective equipment. The U.S. roadway infrastructure market includes projects such as new roadway construction, bridges, tunnels, maintenance and resurfacing, and the purchase of right-of-ways for roadway expansion and development of technologies for relief of roadway congestion. Much of the U.S. highway infrastructure market is driven by government (state and federal) spending programs. For example, the U.S. government funds highway and road improvements through the Federal Highway Trust Fund Program. This program provides funding to improve the nation's roadway system. Matching funding from the various states may be required as a condition of federal funding. In the long term, the Company believes that the federal program provides a solid platform for growth in the U.S. market, as it is generally acknowledged that additional funding will be required for infrastructure development and maintenance in the future.

The European market is presently very different from country to country, but the standardization in performance requirements and acceptance criteria for highway safety devices adopted by the European Committee for Standardization is expected to lead to greater uniformity and a larger installation program. This will also be influenced by the European Union's prevention program which has the goal to lower highway traffic fatalities.

Competition – The Company competes in certain product lines with several manufacturers, some of whom may have greater financial resources than the Company. The Company competes by continuously improving its products through ongoing research and development activities. The Company's engineering and research expenses related to infrastructure products totaled approximately $3.7 million, $3.0 million and $2.8 for fiscal years 2010, 2009 and 2008, respectively. The Company competes with certain products and companies in its crash cushion business, but has limited competition in its moveable barrier line, as there is not another moveable barrier product today comparable to the QMB® system. However, the Company's barrier product does compete with traditional "safety shaped" concrete barriers and other safety barriers.

Distribution methods and channels – The Company has production and sales operations in Nebraska, California and Italy. BSI's and Snoline's sales efforts consist of both direct sales and sales programs managed by its network of distributors and third-party representatives. The sales teams have responsibility for new business development and assisting distributors and dealers in soliciting large projects and new customers. The distributor and dealer networks have exclusive territories and are responsible for developing sales and providing service, including product maintenance, repair and installation. The typical dealer sells an array of safety supplies, road signs, crash cushions, delineation equipment and other highway products. Customers include Departments of Transportation, municipal transportation road agencies, roadway contractors, subcontractors, distributors and dealers. Due to the project nature of the roadway construction and congestion management markets, the Company's customer base changes from year-to-year. Due to the limited life of projects, it is rare that a single customer will account for a significant amount of revenues in consecutive years. The customer base also varies depending on the type of product sold. The Company's moveable barrier products are typically sold to transportation agencies or the contractors or suppliers serving those agencies. In contrast, distributors account for a majority of crash cushion sales since those products have lower price points and tend to have shorter lead times.

GENERAL

Certain information generally applicable to both of the Company's reportable segments is set forth below.

The following table describes the Company's total irrigation and infrastructure revenues for the past three years. United States export revenue is included in the region of destination.

	For the years ended August 31,					
$ in millions	**2010**		**2009**		**2008**	
	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues	% of Total Revenues
United States	$ 204.5	57	$ 200.6	60	$ 309.2	65
Europe, Africa, Australia & Middle East	73.8	20	88.3	26	104.2	22
Mexico & Latin America	66.7	19	27.5	8	42.2	9
Other International	13.4	4	19.8	6	19.5	4
Total Revenues	$ 358.4	100	$ 336.2	100	$ 475.1	100

SEASONALITY

Irrigation equipment sales are seasonal by nature. Farmers generally order systems to be delivered and installed before the growing season. Shipments to U. S. customers usually peak during the Company's second and third fiscal quarters for the spring planting period. Sales of infrastructure products are traditionally higher during prime construction seasons and lower in the winter. The primary construction season in North America is from March until late September which corresponds to the Company's third and fourth fiscal quarters.

CUSTOMERS

The Company is not dependent for a material part of either segment's business upon a single customer or upon a limited number of customers. The loss of any one customer would not have a material adverse effect on the Company's financial condition, results of operations or cash flow.

ORDER BACKLOG

As of August 31, 2010, the Company had an order backlog of $38.4 million compared with $43.6 million on August 31, 2009. Included in the August 31, 2010 backlog is a $14.8 million project for the Company's QMB® system, which is expected to ship in the first half of fiscal 2011. The August 31, 2009 backlog included $19.6 million for the Mexico City QMB® system project completed in the first half of fiscal 2010. The Company expects that the existing backlog of orders will be filled in fiscal 2011.

Generally, the Company manufactures or purchases the components for its irrigation equipment from a sales forecast and prepares the equipment for shipment upon the receipt of a U.S. or international dealer's firm order. Irrigation equipment orders from U.S. dealers are generally accompanied with a down payment unless they are purchased through one of the Company's preferred vendor financing programs. Irrigation equipment orders being delivered to international markets from the U.S. are generally shipped against prepayments or receipt of an irrevocable letter of credit confirmed by a U.S. bank or other secured means, which call for delivery within time periods negotiated with the customer. Orders delivered from the Company's international irrigation manufacturing operations are generally shipped according to payment and/or credit terms customary to that country or region.

Generally, the Company manufactures or purchases the components for its infrastructure equipment, excluding QMB® systems, from a sales forecast and prepares the equipment for shipment upon the receipt of a U.S. or international distributor's firm order. The Company manufactures or purchases the components for its QMB® systems once a contract has been signed. Generally, QMB® system contracts require a down payment before manufacturing of the QMB® system will begin.

RAW MATERIALS AND COMPONENTS

Raw materials used by the Company include coil steel, angle steel, plate steel, zinc, tires, gearboxes, concrete, rebar, fasteners, and electrical and hydraulic components (motors, switches, cable, valves, hose and stators). The Company has, on occasion, faced shortages of certain such materials. The Company believes it currently has ready access to adequate supplies of raw materials and components.

CAPITAL EXPENDITURES

Capital expenditures for fiscal 2010, 2009, and 2008 were $5.8 million, $10.5 million and $14.1 million, respectively. Capital expenditures for fiscal 2011, excluding possible expansion of the leased barrier and barrier-transfer machine fleet, are estimated to be approximately $11.0 to $12.0 million. The planned expenditures include equipment for manufacturing equipment replacement, tooling, and facilities for identified efficiency improvements. The Company's management does maintain flexibility to modify the amount and timing of some of the planned expenditures in response to economic conditions.

PATENTS, TRADEMARKS, AND LICENSES

Lindsay's *Zimmatic®*, *Greenfield®*, *GrowSmart®*, *Quickchange® Moveable Barrier™*, *ABSORB 350®*, *TAU®*, *Universal TAU-II®*, *TAU-B_NR™*, *X-Tension™*, *CableGuard™*, *TESI™*, *SAB™*, *ArmourGuard™*, *PaveGuard™*, *DR46™*, *U-MAD™*, and other trademarks are registered or applied for in the major markets in which the Company sells its products. Lindsay follows a policy of applying for patents on all significant patentable inventions in markets deemed appropriate. Although the Company believes it is important to follow a patent protection policy, Lindsay's business is not dependent, to any material extent, on any single patent or group of patents.

EMPLOYEES

The number of persons employed by the Company and its wholly-owned subsidiaries at fiscal year ends 2010, 2009, and 2008 were 891, 766 and 1,239, respectively. None of the Company's U.S. employees are represented by a union. Certain of the Company's non-U.S. employees are unionized due to local governmental regulations.

ENVIRONMENTAL AND HEALTH AND SAFETY MATTERS

Like other manufacturing concerns, the Company is subject to numerous laws and regulations that govern environmental and occupational health and safety matters. The Company believes that its operations are substantially in compliance with all such applicable laws and regulations and that it holds all necessary permits in each jurisdiction in which its facilities are located. Environmental and health and safety regulations are subject to change and interpretation. In some cases, compliance with applicable regulations or standards may require the Company to make additional capital and operational expenditures. The Company, however, is not currently aware of any material capital expenditures required to comply with such regulations, other than as described below, and does not believe that these matters, individually or in the aggregate, are likely to have a material adverse effect on the Company's consolidated financial condition, results of operations, or cash flows.

In 1992, the Company entered into a consent decree with the Environmental Protection Agency of the United States Government (the "EPA") in which the Company committed to remediate environmental contamination of the groundwater that was discovered in 1982 through 1990 at and adjacent to its Lindsay, Nebraska facility (the "site"). The site was added to the EPA's list of priority superfund sites in 1989. Between 1993 and 1995, remediation plans for the site were approved by the EPA and fully implemented by the Company. Since 1998, the primary remaining contamination at the site has been the presence of volatile organic chemicals in the groundwater. The current remediation process consists of drilling wells into the aquifer and pumping water to the surface to allow these contaminants to be removed by aeration. In 2008, the Company and the EPA conducted a periodic five-year review of the status of the remediation of the contamination of the site. In response to the review, the Company and its environmental consultants have developed a remedial action work plan that will allow the Company and the EPA to better identify the boundaries of the contaminated groundwater and determine whether the contaminated groundwater is being contained by current and planned remediation methods. The Company accrues the anticipated cost of remediation when the obligation is probable and can be reasonably estimated. During the second quarter of fiscal 2010, the Company accrued incremental costs of $0.7 million for additional environmental monitoring and remediation in connection with the current ongoing remedial action work plan. Amounts accrued and included in balance sheet liabilities related to the remediation actions were $0.9 million and $1.3 million at August 31, 2010 and 2009, respectively. Although the Company has accrued all reasonably estimable costs of completing the actions defined in the current ongoing work plan agreed to between the Company and the EPA, it is possible that additional testing may be required or additional actions could be requested or mandated by the EPA at any time, resulting in the recognition of additional related expenses.

SUBSIDIARIES

The Company's primary wholly-owned operating subsidiaries include the following: Lindsay Manufacturing, LLC, Lindsay Transportation, Inc., Watertronics, LLC, Digitec, Inc., Lindsay Europe SAS, Irrigation Specialists, Inc., Lindsay America do Sul Ltda., Lindsay Manufacturing Africa (PTY) Ltd., Lindsay (Tianjin) Industry Co., Ltd., Barrier Systems, Inc., Snoline S.P.A. and Lindsay Structures, LLC

Lindsay Manufacturing, LLC and its predecessor, Lindsay Manufacturing Co., have manufactured and marketed irrigation equipment for the North American market and international export market since 1955. Lindsay Manufacturing, LLC also manufactures certain products for the infrastructure segment including the Company's outsource manufacturing operation. Lindsay Manufacturing, LLC operates its primary manufacturing facility in Lindsay, Nebraska and a separate facility in Omaha, Nebraska.

Lindsay Transportation, Inc. was formed in 1975. It operates as a transportation broker procuring equipment for delivery of primarily irrigation equipment in the United States and Canada for the Company's products and the bulk of its inbound raw materials.

Watertronics, LLC, located in Hartland, Wisconsin, designs, manufactures, and services water pumping stations and controls for the agriculture, golf, landscape and municipal markets. Watertronics has been in business since 1986 and was acquired by the Company in January 2008.

Digitec, Inc., was formed in 1987 and is an electronics research, development and manufacturing company supplying a majority of its products to the irrigation markets and was acquired by the Company in August 2010.

Lindsay Europe SAS, located in La Chapelle, France, was acquired in March 2001, and is a manufacturer and marketer of irrigation equipment for the European market.

Irrigation Specialists, Inc., a retail irrigation dealership in Washington State, was acquired in March 2002.

Lindsay America do Sul Ltda., located in Mogi Mirim, Brazil, was acquired in April 2002 and is a manufacturer and marketer of irrigation equipment for the South American market.

Lindsay Manufacturing Africa (PTY) Ltd., located in Paarl, South Africa, was organized in September 2002 and is a manufacturer and marketer of irrigation equipment for the sub-Saharan Africa market.

Lindsay (Tianjin) Industry Co., Ltd., located in Tianjin, China, was organized in June 2009 and manufactures and markets irrigation equipment for the Chinese market.

Barrier Systems, Inc. is located in Rio Vista, California and manufactures its moveable barrier products along with other specialty barriers and crash cushions. BSI has been in business since 1984 and was acquired by Lindsay in June 2006.

Snoline, S.P.A. is located in Milan, Italy and manufactures and markets road safety and road marking equipment for use on roadways. Snoline has been in business since 1955 and was acquired by Lindsay in December 2006.

Lindsay Structures, LLC was formed in 2009 to acquire certain assets of GE Transportation Systems Global Signaling, LLC and is a manufacturer of railroad signals and structures.

FINANCIAL INFORMATION ABOUT FOREIGN AND U.S. OPERATIONS

The Company's primary production facilities are located in the United States, but it also has smaller production facilities in France, Brazil, South Africa, China and Italy. Most of the Company's financial transactions are in U.S. dollars, although some export sales and sales from the Company's foreign subsidiaries, which are approximately 20% of total consolidated Company sales in fiscal 2010, are conducted in local currencies.

A portion of the Company's cash flow is derived from sales and purchases denominated in currencies other than the designated functional currency. To reduce the uncertainty of foreign currency exchange rate movements on these sales and purchase commitments, the Company monitors its risk of foreign currency fluctuations and, at times, may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of the Company's operations.

In addition to the transactional foreign currency exposures mentioned above, the Company also has translation exposure resulting from translating the financial statements of its international subsidiaries into U.S. dollars. In order to reduce this translation exposure, the Company, at times, utilizes foreign currency forward contracts to hedge its net investment exposure in its foreign operations. For information on the Company's foreign currency risks, see Item 7A of Part II of this report.

INFORMATION AVAILABLE ON THE LINDSAY WEBSITE

The Company makes available free of charge on its website homepage, under the tab "Investors – SEC Filings", its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. The Company's internet address is http://www.lindsay.com; however, information posted on its website is not part of this report on Form 10-K. The following documents are also posted on the Company's website homepage, under the tab "Investors – Governance":

Audit Committee Charter
Compensation Committee Charter
Corporate Governance and Nominating Committee Charter
Corporate Governance Principles
Code of Ethical Conduct
Code of Business Conduct and Ethics
Employee Complaint Procedures for Accounting and Auditing Matters
Special Toll-Free Hotline Number, E-mail Address, and Mail Address for Making Confidential or Anonymous Complaints

These documents are also available in print to any shareholder upon request, by sending a letter addressed to the Secretary of the Company.

New York Stock Exchange Certification

On April 5, 2010, the Company's Chief Executive Officer certified to the New York Stock Exchange that he was not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards as of that date. This certification made by the CEO is an annual certification required by the New York Stock Exchange.

ITEM 1A - *Risk Factors*

The following are certain of the more significant risks that may affect the Company's business, financial condition and results of operations.

The Company's U.S. and international irrigation equipment sales are highly dependent on the agricultural industry. The Company's U.S. and international irrigation equipment sales are highly dependent upon the need for irrigated agricultural crop production which, in turn, depends upon many factors, including total worldwide crop production, the profitability of agricultural crop production, agricultural commodity prices, net cash farm income, availability of financing for farmers, governmental policies regarding the agricultural sector, water and energy conservation policies, the regularity of rainfall, regional climate change, and foreign currency exchange rates. As farm income decreases, farmers may postpone capital expenditures or seek less expensive irrigation equipment.

The Company's infrastructure revenues are highly dependent on government funding of transportation projects. The demand for the Company's infrastructure products depends to a large degree on the amount of government spending authorized to improve road and highway systems. For example, the U.S. government funds highway and road improvements through the Federal Highway Trust Fund Program and matching funding from states may be required as a condition of federal funding. If highway funding is reduced or delayed, it may reduce demand for the Company's infrastructure products.

The Company's profitability may be negatively affected by increases in the cost of raw materials, as well as in the cost of energy. Certain of the Company's input costs, such as the cost of steel, zinc, and other raw materials, may increase rapidly from time to time. Because there is a level of price competition in the market for irrigation equipment and certain infrastructure products, the Company may not be able to recoup increases in these costs through price increases for its products, which would result in reduced profitability. Whether increased operating costs can be passed through to the customer depends on a number of factors, including farm income and the price of competing products. The cost of raw materials can be volatile and is dependent on a number of factors, including availability, demand, and freight costs.

The Company's international equipment sales are highly dependent on foreign market conditions and are subject to additional risk and restrictions. For the fiscal year ended August 31, 2010, approximately 43% of the Company's consolidated revenues were generated from international sales. Specifically, international revenues are primarily generated from Australia, Canada, Central and Western Europe, Mexico, the Middle East, South Africa, China, and Central and South America. In addition to risks relating to general economic and political stability in these countries, the Company's international sales are affected by international trade barriers, including governmental policies on tariffs, taxes, import or export licensing requirements, trade sanctions, and foreign currency exchange rates. International sales are also more susceptible to disruption from political instability and similar incidents.

Compliance with applicable environmental and health and safety regulations or standards may require additional capital and operational expenditures. Like other manufacturing concerns, the Company is subject to numerous laws and regulations which govern environmental and occupational health and safety matters. The Company believes that its operations are substantially in compliance with all such applicable laws and regulations and that it holds all necessary permits in each jurisdiction in which its facilities are located. Environmental and health and safety regulations are subject to change and interpretation. Compliance with applicable regulations or standards may require the Company to make additional capital and operational expenditures. The Company's ongoing remediation activities at its Lindsay, Nebraska facility are described in Note O to the Company's consolidated financial statements.

The Company's sales and access to credit may be negatively affected by current economic conditions. The ongoing instability in U.S. and international financial and credit markets along with the resulting global recessionary concerns and the slow economic recovery has adversely affected, and is expected to continue to adversely affect, the ability of farmers and government agencies to buy and finance irrigation equipment and highway infrastructure equipment. It is not certain how long these factors may affect demand for the Company's products. Disruptions in the financial and credit markets could also restrict the Company's ability to access credit financing under its existing credit facilities or to obtain additional financing.

ITEM 1B – *Unresolved Staff Comments*

None.

ITEM 2 - *Properties*

The Company's principal U.S. manufacturing plant is a 300,000 square foot facility consisting of eight separate buildings located on 43 acres in Lindsay, Nebraska where it manufactures irrigation and infrastructure products for North American markets as well as certain export markets. The Company owns this facility as well as an additional 79 acres of undeveloped land adjacent to its primary property which it uses for research, development and testing purposes.

The Company owns an 83,000 square foot facility located on approximately six acres in Omaha, Nebraska that primarily serves as a manufacturing location for infrastructure products. The Company also leases approximately 29,500 square feet of office space in Omaha, Nebraska where it maintains its executive offices as well as its U.S. and international sales and marketing offices and engineering laboratory space. The lease expires in February 2019.

Lindsay Europe SAS owns a manufacturing plant located in La Chapelle, France where it manufactures irrigation products for European markets. This facility consists of three separate buildings containing approximately 72,000 square feet of usable space situated on approximately 3.5 acres.

Lindsay America do Sul, Ltda. leases a manufacturing plant located in Mogi Mirim, Sao Paulo, Brazil where it manufactures irrigation products for South American markets. This facility consists of two buildings containing approximately 67,000 square feet of usable space. The lease on this facility expires in December 2013.

Lindsay Manufacturing Africa (PTY) Ltd. currently leases a manufacturing facility in Paarl, South Africa where it manufactures irrigation products for the sub-Saharan Africa markets. The facility contains a total of 61,000 square feet of usable space. The lease on the facility expires in September 2011 and may be canceled by Lindsay Manufacturing Africa (PTY) Ltd. prior to that time upon six months notice.

Irrigation Specialists, Inc. conducts its retail operations in leased buildings located in Pasco, Grandview and Othello, Washington. The buildings range in size from 4,000 square feet to 22,225 square feet. The leases on these retail stores expire in August 2012 for Pasco and Othello, and August 2014 for Grandview.

Watertronics, LLC owns two commercial buildings totaling approximately 73,000 square feet on five acres located in Hartland, Wisconsin where it maintains its executive, engineering and manufacturing offices. It also owns a 4,000 square foot commercial building located in Melbourne, Florida where it maintains a sales and service office.

Digitec, Inc. leases two buildings located in Milford, Nebraska, which serve as manufacturing and engineering locations. The buildings range in size from approximately 4,400 square feet to approximately 10,000 square feet for the engineering and manufacturing buildings, respectively. The leases for these two buildings expire in August 2015 with a five year renewal option. Digitec also leases approximately 1,400 square feet of office space in Sioux Falls, South Dakota. This lease expires in January 2011 and has a month to month option after that.

Lindsay (Tianjin) Industry Co., Ltd. currently leases a manufacturing facility in Tianjin, China where it manufactures irrigation products for the Chinese markets. The facility contains a total of 57,000 square feet of leased space and the lease expires in May 2013. In addition, the Company also leases office space in Beijing, China. The Beijing lease expires in July 2011 with a two year renewal option. The lease may be canceled by Lindsay (Tianjin) Industry Co., Ltd. prior to the expiration upon a three-month notice.

BSI owns a 30,000 square foot commercial building located on seven acres in Rio Vista, California where it manufactures its infrastructure products. BSI leases additional warehouse space in Rio Vista, California. The lease on this facility expires in April 2018 and may be terminated by BSI prior to that time upon a sixty day notice and payment of a nominal termination fee. BSI also leases additional office space in Vacaville, California where it maintains its executive offices. The lease on this facility expires in July 2013.

Snoline owns a 45,000 square foot commercial building located in Milan, Italy where it maintains its executive offices and manufactures its infrastructure products.

The Company believes that each of its current facilities is adequate to support normal and planned operations and intends to renew or commence additional leasing or purchase arrangements as existing arrangements expire.

ITEM 3 - *Legal Proceedings*

In the ordinary course of its business operations, the Company is involved, from time to time, in commercial litigation, employment disputes, administrative proceedings, and other legal proceedings. No such current proceedings, individually or in the aggregate, are expected to have a material effect on the business or financial condition of the Company.

ITEM 4 – *(Removed and Reserved)*

EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES OF THE REGISTRANT

The executive officers and significant employees of the Company, their ages, positions and past five years experience are set forth below. All executive officers of the Company are appointed by the Board of Directors annually and have employment agreements. There are no family relationships between any director or executive officer. There are no arrangements or understandings between any executive officer and any other person pursuant to which they were selected as an officer.

	Age	Position
Richard W. Parod	57	President and Chief Executive Officer
Eric R. Arneson*	36	Vice President, General Counsel and Secretary
Steven S. Cotariu	52	President – Infrastructure Business
David B. Downing	55	CFO and President – International Operations
Dan G. Keller*	51	Vice President – Human Resources
Tim J. Paymal	36	Vice President and Chief Accounting Officer
Mark A. Roth*	35	Vice President – Corporate Development and Treasurer
Barry A. Ruffalo	40	President – Irrigation
Douglas A. Taylor*	47	Vice President and Chief Information Officer
Lori L. Zarkowski*	35	Corporate Controller

* The employee is not an executive officer of the Registrant.

Mr. Richard W. Parod is President and Chief Executive Officer ("CEO") of the Company, and has held such positions since April 2000. Prior to that time and since 1997, Mr. Parod was Vice President and General Manager of the Irrigation Division of The Toro Company. Mr. Parod was employed by James Hardie Irrigation from 1993 through 1997, becoming President in 1994. Mr. Parod has been a Director since April 2000, when he began his employment with the Company.

Mr. Eric R. Arneson is Vice President, General Counsel and Secretary of the Company and has held such positions since April 2008. Prior to joining Lindsay and since January 1999, Mr. Arneson practiced law with the law firm of Kutak Rock LLP, and was most recently a partner of the firm.

Mr. Steven S. Cotariu is President – Infrastructure Business of the Company and has held that position since September 2010 when he joined the Company. Prior to joining Lindsay and since October 2002, Mr. Cotariu held a variety of positions of increasing responsibility with Pentair, Inc., most recently as Vice President, Marketing for Pentair Technical Products. Previously, Mr. Cotariu held marketing and business development positions with Textron, Inc. and was a consultant with McKinsey & Company.

Mr. David B. Downing is Chief Financial Officer and President - International Operations of the Company and has held such positions since March 2009 and March 2008, respectively. Between March 2008 and March 2009, Mr. Downing was president – International Operations. Previously he was Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary of the Company and held such position since August 2004, when he joined the Company. Prior to August 2004, Mr. Downing served as the President of FPM L.L.C., a heat-treating company based in Elk Grove Village, IL, after joining that company in January 2001 as Vice President and Chief Financial Officer. Previously, Mr. Downing served as Vice President and Controller for Thermo-King, which manufactured transport refrigeration equipment.

Mr. Dan G. Keller is Vice President – Human Resources of the Company and has held such position since April 2008, when he joined the Company. Prior to that time and since December 2006, Mr. Keller was a Director of Human Resources for Johnson & Johnson. Previously, Mr. Keller was with Pfizer Inc., the last seven years as a Director of Human Resources.

Mr. Tim J. Paymal is Vice President and Chief Accounting Officer of the Company. Mr. Paymal joined Lindsay in January 2005 as Corporate Controller and was promoted to Vice President and Chief Accounting Officer in April 2008. Prior to that time and since 1996, Mr. Paymal was most recently an Audit Senior Manager with Deloitte & Touche LLP.

Mr. Mark A. Roth is Vice President – Corporate Development and Treasurer of the Company. Mr. Roth joined Lindsay in 2004, as Director of Corporate Development and was promoted to Vice President of Corporate

Development in March 2007, adding Treasurer to his role in April 2008. From March 2001 through 2004 when he joined the Company, Mr. Roth was an Associate with McCarthy Group, Inc., a Midwest-based investment bank and private equity fund. From January 1998 through February 2001, Mr. Roth was a Senior Credit Analyst at US Bancorp.

Mr. Barry A. Ruffalo is President – Irrigation of the Company and has held such position since March 2007, when he joined the Company. Prior to joining Lindsay and since February 2007, Mr. Ruffalo was most recently a Director of North American Operations for Joy Global Inc. Prior to that time and since 1996, Mr. Ruffalo held various positions of increasing responsibility with Case New Holland; the last five years were spent in Operations Management within the Tractor and the Hay and Forage divisions for both the Case IH and New Holland brands.

Mr. Douglas A. Taylor is Vice President and Chief Information Officer of the Company. He joined the Company in May 2005 as the Chief Information Officer and was promoted to Vice President and Chief Information Officer in October 2006. From 2004 through early 2005, Mr. Taylor was a Technology Consultant. Prior to that time and since 1999, Mr. Taylor held several positions with ConAgra Foods, most recently as the Vice President of Process and Systems Integration, Vice President of Financial Systems, and Director of Information Systems.

Ms. Lori L. Zarkowski is Corporate Controller of the Company, and has held such position since April 2008. Ms. Zarkowski joined Lindsay in June 2007 as Corporate Reporting Manager and was promoted to Corporate Controller in April 2008. Prior to joining the Company and since 1997, Ms. Zarkowski was most recently an Audit Senior Manager with Deloitte & Touche LLP.

PART II

ITEM 5 - *Market For the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Lindsay Common Stock trades on the New York Stock Exchange, Inc. (NYSE) under the ticker symbol "LNN". As of September 30, 2010, there were approximately 187 shareholders of record.

The following table sets forth for the periods indicated the range of the high and low stock prices and dividends paid per share:

	Fiscal 2010 Stock Price			Fiscal 2009 Stock Price		
	High	Low	Dividends	High	Low	Dividends
First Quarter	$ 45.08	$ 31.20	$ 0.080	$ 97.80	$ 33.02	$ 0.075
Second Quarter	47.45	35.02	0.080	43.22	24.00	0.075
Third Quarter	43.92	33.00	0.080	41.52	20.89	0.075
Fourth Quarter	38.19	30.80	0.085	47.02	29.71	0.080
Year	$ 47.45	$ 30.80	$ 0.325	$ 97.80	$ 20.89	$ 0.305

Purchases of equity securities by the issuer and affiliated purchases - The Company made no repurchases of its common stock under the Company's stock repurchase plan during the fiscal year ended August 31, 2010; therefore, tabular disclosure is not presented. From time to time, the Company's Board of Directors has authorized management to repurchase shares of the Company's common stock. Under this share repurchase plan, management has existing authorization to purchase, without further announcement, up to 881,139 shares of the Company's common stock in the open market or otherwise.

ITEM 6 – ***Selected Financial Data***

in millions, except per share amounts	For the Years Ended August 31, 2010	2009	2008	2007	2006
Operating revenues (1)	$358.4	$336.2	$475.1	$281.9	$226.0
Gross profit	98.9	80.6	123.8	69.7	48.2
Operating expenses	61.1	58.2	61.6	46.0	32.7
Operating income	37.8	22.4	62.2	23.8	15.5
Net earnings	24.9	13.8	39.4	15.6	11.7
Net diluted earnings per share	1.98	1.11	3.20	1.31	1.00
Cash dividends per share	0.325	0.305	0.285	0.265	0.245
Property, plant and equipment, net	57.6	59.6	57.6	44.3	27.0
Total assets	325.5	307.9	325.9	242.2	192.2
Long-term obligations	8.6	19.5	25.6	31.8	25.7
Return on sales	6.9%	4.1%	8.3%	5.5%	5.2%
Return on beginning assets (2)	8.1%	4.2%	16.3%	8.1%	8.7%
Diluted weighted average shares	12.585	12.461	12.324	11.964	11.712

(1) Fiscal 2010 includes the operating results of the railroad signal and structures business acquired from GE in the fourth quarter of fiscal 2009.
Fiscal 2008 includes the operating results of Watertronics, LLC, which was acquired in the second quarter of fiscal 2008.
Fiscal 2007 includes the operating results of Snoline S.P.A., which was acquired in the second quarter of fiscal 2007.
Fiscal 2006 includes the operating results of Barrier Systems, Inc., which was acquired in the fourth quarter of fiscal 2006.
(2) Defined as net earnings divided by beginning of period total assets.

ITEM 7 - ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Concerning Forward-Looking Statements - This Annual Report on Form 10-K contains not only historical information, but also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements that are not historical are forward-looking and reflect expectations for future Company performance. In addition, forward-looking statements may be made orally or in press releases, conferences, reports, on the Company's worldwide web site, or otherwise, in the future by or on behalf of the Company. When used by or on behalf of the Company, the words "expect", "anticipate", "estimate", "believe", "intend", and similar expressions generally identify forward-looking statements. The entire section entitled Market Conditions and Fiscal 2011 Outlook should be considered forward-looking statements. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Forward-looking statements involve a number of risks and uncertainties, including but not limited to those discussed in the "Risk Factors" section contained in Item 1A. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described herein, as well as others not now anticipated. The risks and uncertainties described herein are not exclusive and further information concerning the Company and its businesses, including factors that potentially could materially affect the Company's financial results, may emerge from time to time. Except as required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Overview

The Company manufactures and markets *Zimmatic®*, *Greenfield®*, *Stettyn™*, and *Perrot™* center pivot, lateral move, and hose reel irrigation systems. The Company also produces irrigation controls, chemical injection systems and remote monitoring and control systems which it sells under its *GrowSmart®* brand. These products are used by farmers to increase or stabilize crop production while conserving water, energy, and labor. Through its acquisitions, the Company has been able to enhance its capabilities in providing innovative, turn-key solutions to customers through the integration of its proprietary pump stations, controls and designs. The Company sells its irrigation products primarily to a world-wide independent dealer network, who resell to their customer, the farmer. The Company's principal irrigation manufacturing facilities are located in Lindsay, Nebraska, USA. The Company also has irrigation production facilities in France, South Africa, Brazil, China and Hartland, Wisconsin, USA. The Company also manufactures and markets various infrastructure products, including moveable barriers for traffic lane management, crash cushions, preformed reflective pavement tapes and other road safety devices, through its wholly-owned subsidiaries BSI (located in Rio Vista, California) and Snoline (located in Milan, Italy). In addition, the Company's infrastructure segment produces large diameter steel tubing and railroad signals and structures, and provides outsourced manufacturing and production services for other companies.

Key factors which impact demand for the Company's irrigation products include agricultural commodity prices, net cash farm income, crop yields, weather, environmental regulations, availability of financing and interest rates. A key factor which impacts demand for the Company's infrastructure products is the amount of spending authorized by governments to improve road and highway systems. Much of the U.S. highway infrastructure market is driven by government spending programs. For example, the U.S. government funds highway and road improvements through the Federal Highway Trust Fund Program. This program provides funding to improve the nation's roadway system. Matching funding from the various states may be required as a condition of federal funding.

The Company will continue to focus on opportunities for growth both organically and through acquisitions. On August 31, 2010, the Company completed the acquisition of Digitec, Inc., and on January 24, 2008, the Company completed the acquisition of Watertronics. These acquisitions reflect the execution of the Company's strategy to grow its irrigation business with additional proprietary irrigation products. In addition, on August 28, 2009, the Company completed the acquisition of certain assets of GE Transportation Systems Global Signaling, LLC. The Company sees opportunities to create shareholder value through the acquisition of product line extensions that will enhance the Company's highway safety product offering, globally.

Since 2001, the Company has added the operations in Europe, South America, South Africa and China. The addition of those operations has allowed the Company to strengthen its market position in those regions, yet they remain relatively small in scale. As a result, none of the international operations has achieved the operating margin of the United States based irrigation operations.

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13 ("ASU 2009-13"), which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is assessing the impact that the adoption of this standard will have on its consolidated financial statements, but expects the impact to be minimal.

Critical Accounting Policies and Estimates

In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), management must make a variety of decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgment based on its understanding and analysis of the relevant facts and circumstances. Certain of the Company's accounting policies are critical, as these policies are most important to the presentation of the Company's consolidated results of operations and financial condition. They require the greatest use of judgments and estimates by management based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Management periodically re-evaluates and adjusts the estimates that are used as circumstances change. There were no significant changes to the Company's critical accounting policies during fiscal 2010.

Following are the accounting policies management considers critical to the Company's consolidated results of operations and financial condition:

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for the Company's Lindsay, Nebraska inventory and two warehouses in Idaho and Texas. Cost is determined by the first-in, first-out (FIFO) method for inventory at the Company's Omaha, Nebraska warehouse, BSI, Watertronics, China and non-U.S. warehouse locations. Cost is determined by the weighted average cost method for inventory at the Company's other operating locations in Washington State, France, Brazil, Italy and South Africa. At all locations, the Company reserves for obsolete, slow moving, and excess inventory by estimating the net realizable value based on the potential future use of such inventory.

Note A to the consolidated financial statements provides a summary of the significant accounting policies followed in the preparation of the consolidated financial statements. Other footnotes describe various elements of the financial statements and the assumptions on which specific amounts were determined. While actual results could differ from those estimated at the time of the preparation of the consolidated financial statements, management is committed to preparing financial statements which incorporate accounting policies, assumptions, and estimates that promote the representational faithfulness, verifiability, neutrality, and transparency of the accounting information included in the consolidated financial statements.

Results of Operations

The following "Fiscal 2010 Compared to Fiscal 2009" and the "Fiscal 2009 Compared to Fiscal 2008" sections present an analysis of the Company's consolidated operating results displayed in the Consolidated Statements of Operations and should be read together with the industry segment information in Note R to the consolidated financial statements.

Fiscal 2010 Compared to Fiscal 2009

The following table provides highlights for fiscal 2010 compared with fiscal 2009:

$ in thousands	For the Years Ended August 31, 2010	2009	Percent Increase (Decrease)
Consolidated			
Operating revenues	$ 358,440	$ 336,228	6.6%
Cost of operating revenues	$ 259,540	$ 255,597	1.5%
Gross profit	$ 98,900	$ 80,631	22.7%
Gross margin	27.6%	24.0%	
Operating expenses (1)	$ 61,058	$ 58,214	4.9%
Operating income	$ 37,842	$ 22,417	68.8%
Operating margin	10.6%	6.7%	
Interest expense	$ (1,557)	$ (2,030)	(23.3)%
Interest income	$ 352	$ 934	(62.3)%
Other income (expense), net	$ 145	$ (782)	118.5%
Income tax provision	$ 11,920	$ 6,716	77.5%
Effective income tax rate	32.4%	32.7%	
Net earnings	$ 24,862	$ 13,823	79.9%
Irrigation Equipment Segment (See Note R)			
Operating revenues	$ 258,666	$ 255,507	1.2%
Operating income (2)	$ 40,869	$ 35,504	15.1%
Operating margin (2)	15.8%	13.9%	
Infrastructure Products Segment			
Operating revenues	$ 99,774	$ 80,721	23.6%
Operating income (2)	$ 11,083	$ (36)	N/A
Operating margin (2)	11.1%	0.0%	

(1) Includes $14.1 million and $13.1 million of unallocated general and administrative expenses for fiscal 2010 and fiscal 2009, respectively.

(2) Excludes unallocated corporate general and administrative expenses.

Revenues

Operating revenues for fiscal 2010 increased by $22.2 million or 7% from fiscal 2009. The increase was attributable to a 24% increase in infrastructure product revenues and a 1% increase in irrigation equipment revenues.

U.S. irrigation revenues decreased $3.3 million or 2% compared to fiscal 2009. This decrease in revenues was primarily due to a decrease of $20.9 million in U.S. irrigation revenues in the first quarter of fiscal 2010 as compared to the same prior year period due to record backlog from the end of fiscal 2008. Offsetting this decrease was an increase in the number of irrigation systems sold in the remaining fiscal quarters of fiscal 2010 compared to the same prior year periods. This was tempered by a decrease in the average selling price per unit. Commodity prices rose during the fourth quarter of fiscal 2010 with corn up approximately 70%, soybeans up approximately 26% and wheat up over 60% since early June 2010. The August update to the USDA projections for 2010 Net Farm Income indicates a 24% increase compared to 2009 and projects it to be the fourth highest on record, creating generally positive economic conditions for U.S. farmers. International irrigation revenues increased $6.4 million or 6% compared to fiscal 2009. The Company's international irrigation business units in South America, South Africa and Europe, as well as exports to Mexico, all achieved solid growth in fiscal 2010, partially offset by lower revenues in other regions.

Infrastructure products segment revenues of $99.8 million increased by $19.1 million or 24% compared to the prior fiscal year. The increase in infrastructure revenues is attributable to revenues increasing primarily from sales of quick-change moveable barrier systems. The Company continues to see strong interest in its moveable barrier products which are a very cost effective way to add lane capacity. This increase was partially offset by smaller decreases at the Company's Snoline and Diversified Manufacturing business units.

Gross Margin

Gross profit was $98.9 million for fiscal 2010, an increase of $18.3 million compared to fiscal 2009. Gross margin was 27.6% for fiscal 2010 compared to 24.0% for the prior fiscal year. Gross margin on irrigation products was favorably impacted by improved factory efficiencies at the Company's Lindsay, Nebraska facility and a favorable regional sales mix. Gross margin on infrastructure products improved due to increased revenues of higher margin moveable barrier product.

Operating Expenses

The Company's operating expenses of $61.1 million for fiscal 2010 increased $2.8 million compared to fiscal 2009. The increase in operating expenses for fiscal 2010 was primarily attributable to increased investments in product development and higher incentive compensation resulting from improved financial performance. This was partially offset by lower personnel related costs.

Interest, Other Income (Expense), net

Interest expense for fiscal 2010 of $1.6 million decreased $0.5 million compared to the prior fiscal year. The decrease in interest expense is primarily due to principal reductions on the Company's outstanding term notes. This includes the $7.1 million repayment of the Snoline Term Note in its entirety during the third fiscal quarter.

Interest income for fiscal 2010 decreased by $0.6 million compared to fiscal 2009. The decrease in interest income is due to earning a lower interest rate on investment of the Company's cash balances.

Other income (expense), net during fiscal 2010 increased to income of $0.1 million from an expense of $0.8 million during the prior fiscal year. The higher expense for fiscal 2009 resulted primarily from foreign currency transaction losses realized from the volatility of exchange rates.

Income Taxes

The Company recorded income tax expense of $11.9 million and $6.7 million for fiscal 2010 and 2009, respectively. The effective tax rate was 32.4% and 32.7%, respectively. For fiscal 2010, the Company recorded discrete items that resulted in a net reduction to income tax expense. The discrete items included a benefit of $0.9 million related to state income tax credits earned in fiscal 2010, a benefit of $0.6 million related to the section 199 domestic production activities deduction, a benefit of $0.3 million for an immaterial correction of previously recorded tax expense and a benefit of $0.3 million for the reversal of previously recorded liabilities for uncertain tax positions. This reversal was recorded due to the expiration of the statute of limitations in the applicable tax jurisdictions without any actual tax liability being assessed. These benefits were slightly offset by additional expense of $0.2 million in the first quarter of fiscal 2010 relating to a tax ruling impacting Lindsay Europe SAS, the Company's French subsidiary.

For fiscal 2009, the Company recorded discrete items that reduced income tax expense for the period. These included a benefit of $0.1 million related to the reversal of previously recorded liabilities for uncertain tax positions due to the expiration of the statute of limitations as well as a benefit of $0.4 million resulting from finalizing the fiscal 2008 income tax return calculation that was less than the estimated fiscal 2008 income tax provision. The last item was a benefit of $0.4 million related to the section 199 domestic production activities deduction.

Net Earnings

Net earnings were $24.9 million or $1.98 per diluted share for fiscal 2010 compared with $13.8 million or $1.11 per diluted share for the same prior year period. The Company's operating income increased to $37.8 million for fiscal 2010 compared to $22.4 million for fiscal 2009 due primarily to an increase in revenues and in gross margin, which were partially offset by higher operating costs.

Fiscal 2009 Compared to Fiscal 2008

The following table provides highlights for fiscal 2009 compared with fiscal 2008:

$ in thousands	For the Years Ended August 31, 2009	2008	Percent Increase (Decrease)
Consolidated			
Operating revenues	$ 336,228	$ 475,087	(29.2)%
Cost of operating revenues	$ 255,597	$ 351,255	(27.2)%
Gross profit	$ 80,631	$ 123,832	(34.9)%
Gross margin	24.0%	26.1%	
Operating expenses (1)	$ 58,214	$ 61,593	(5.5)%
Operating income	$ 22,417	$ 62,239	(64.0)%
Operating margin	6.7%	13.1%	
Interest expense	$ (2,030)	$ (3,035)	(33.1)%
Interest income	$ 934	$ 1,735	(46.2)%
Other income (expense), net	$ (782)	$ 172	(554.7)%
Income tax provision	$ 6,716	$ 21,706	(69.1)%
Effective income tax rate	32.7%	35.5%	
Net earnings	$ 13,823	$ 39,405	(64.9)%
Irrigation Equipment Segment (See Note R)			
Operating revenues	$ 255,507	$ 374,906	(31.8)%
Operating income (2)	$ 35,504	$ 66,848	(46.9)%
Operating margin (2)	13.9%	17.8%	
Infrastructure Products Segment			
Operating revenues	$ 80,721	$ 100,181	(19.4)%
Operating income (2)	$ (36)	$ 9,624	(100.4)%
Operating margin (2)	0.0%	9.6%	

(1) Includes $13.1 million and $14.2 million of unallocated general and administrative expenses for fiscal 2009 and fiscal 2008, respectively.

(2) Excludes unallocated corporate general and administrative expenses. Beginning in fiscal 2009, segment-specific general & administrative expenses have been allocated to each of the Company's reporting segments. Prior year disclosures have been modified accordingly.

Revenues

Operating revenues for fiscal 2009 decreased by $138.9 million or 29% from fiscal 2008. This decrease was attributable to a 32% decrease in irrigation equipment revenues and a 19% decrease in infrastructure product revenues.

U.S. irrigation revenues decreased $81.1 million or 34% compared to fiscal 2008. The decline in U.S. irrigation equipment revenues was mostly due to a decline in the number of systems shipped compared to fiscal 2008. The Company generally did not reduce prices for its irrigation equipment in order to maintain sales volume or market share. Near-record projected harvests continued to keep commodity prices lower than fiscal 2008. Commodity prices for corn, soybeans, and wheat were lower when compared to the same time in fiscal 2008. USDA projections for 2009 Net Farm Income showed a 38% decline when compared to 2008 estimates and 15% below the ten year average. Throughout the traditional selling season in fiscal 2009, and in the typically slower fourth quarter, farmers remained cautious about making investments in capital goods. International irrigation revenues decreased $38.3 million or 28% compared to fiscal 2008. Export shipments decreased to Australia, Central America, Mexico and the Mideast, but were partially offset by increased exports to China. The net decrease in export irrigation sales was driven by general economic conditions, lower commodity prices and funding availability in developing markets. Revenue from the Company's international irrigation business units in Brazil, South Africa, and France were also significantly lower as compared to fiscal 2008 for similar reasons. While global farmer sentiment regarding capital goods purchases was impacted by general economic conditions and lower commodity prices, the long-term market drivers remained positive.

A growing world-wide population, the benefits of mechanized irrigation in expanding yields and improving water use efficiencies remain a very compelling proposition for farmers

Infrastructure products segment revenues decreased by $19.5 million or 19% compared to the prior fiscal year. The decrease in infrastructure revenues was primarily attributable to revenues decreasing in the Company's BSI and Diversified Manufacturing business units. The decrease in revenues for BSI was due to lower sales of moveable barrier projects compared to fiscal 2008. While BSI had anticipated significant revenues in 2009 from an order for a large road project in Mexico City, this project was delayed and was completed in the first half of fiscal 2010. Road infrastructure projects from Federal stimulus funds have been implemented, but it appears that those projects have had minimal incremental effect on demand as States faced reduced tax revenues, resulting in curtailing other planned infrastructure projects. In addition, the early stimulus funds have been applied to "shovel ready" maintenance projects, versus more significant road widening or new road construction projects, which are more likely to use the Company's moveable barrier and crash cushion products. The decrease in revenues for the Diversified Manufacturing business unit was due to lower sales of tubing to manufacturers of grain handling equipment, also affected by farmers' sentiment regarding equipment purchases. Diversified Manufacturing revenues were also lower on shipments of railroad signals and structures sold to GE Transportation Systems. During the fourth quarter of fiscal 2009, the Company purchased this product line from GE Transportation Systems and transitioned from contract manufacturing these products to direct sales to the railroads.

Gross Margin

Gross profit was $80.6 million for fiscal 2009 a decrease of $43.2 million compared to fiscal 2008. Gross margin was 24.0% for fiscal 2009 compared to 26.1% for the prior fiscal year. Manufacturing efficiency decreased on irrigation products during fiscal 2009 resulting from significantly reduced factory volume. Gross margin on infrastructure products decreased primarily as a result of unfavorable product mix, manufacturing variances on lower volume, and higher steel costs.

Operating Expenses

The Company's operating expenses of $58.2 million for fiscal 2009 decreased $3.4 million as compared to fiscal 2008. The decrease in operating expenses for fiscal 2009 was primarily attributable to lower personnel related costs.

Interest, Other Income (Expense), net

Interest expense for fiscal 2009 of $2.0 million decreased by $1.0 million compared to the prior fiscal year. The decrease in interest expense was due to principal reductions on the Company's two outstanding term notes. In addition, the Company had an outstanding balance of $15.0 million on its revolving line of credit for a portion of fiscal 2008 compared to having no outstanding balances during fiscal 2009.

Interest income for fiscal 2009 decreased by $0.8 million compared to fiscal 2008. The decrease in interest income was primarily due to earning a lower interest rate on investments of the Company's cash balances.

Other expense, net during fiscal 2009 increased by $1.0 million compared with the same prior year period. This primarily resulted from foreign currency transaction losses realized from the volatility of exchange rates during fiscal 2009.

Income Taxes

The Company recorded income tax expense of $6.7 million and $21.7 million for fiscal 2009 and 2008, respectively. The effective tax rate was 32.7% and 35.5% for fiscal 2009 and 2008, respectively. The effective tax rate for the fiscal year 2009 was lower than the U.S. statutory tax rate primarily due to three items that reduced income tax expense for the period. The first item was a benefit of $0.1 million due to the reversal of previously recorded liabilities for uncertain tax positions relating to taxation of the Company's Brazilian subsidiary. This reversal was recorded due to the expiration of the statute of limitations without any actual tax liability being assessed. The second item was a benefit of $0.4 million resulting from finalizing the fiscal 2008 income tax return calculation that was less than the estimated fiscal 2008 income tax provision. The third item was a benefit of $0.4 million related to the section 199 domestic production activities deduction.

Net Earnings

Net earnings were $13.8 million or $1.11 per diluted share for fiscal 2009 compared with $39.4 million or $3.20 per diluted share for the same prior year period. The Company's operating income fell to $22.4 million for fiscal 2009 compared to $62.2 million for fiscal 2008 due primarily to a decline in revenues and in gross margins, which were partially offset by lower operating costs.

Liquidity and Capital Resources

The Company requires cash for financing its receivables and inventories, paying operating costs and capital expenditures, and for dividends. The Company meets its liquidity needs and finances its capital expenditures from its available cash and funds provided by operations along with borrowings under three credit arrangements that are described below.

The Company's cash and cash equivalents totaled $83.4 million at August 31, 2010 compared with $85.9 million at August 31, 2009.

The Company currently maintains a bank line of credit with Wells Fargo Bank, N.A. and another with Societe Generale to provide additional working capital or to fund acquisitions, if needed. The Company has an unsecured $30.0 million Revolving Credit Note and Credit Agreement with Wells Fargo Bank, N.A. (the "Revolving Credit Agreement"). The Company entered into the First Amendment to the Revolving Credit Agreement (the "Amended Revolving Credit Agreement"), effective as of January 23, 2010, in order to extend the Revolving Credit Agreement's termination date from January 23, 2010 to January 23, 2012. As of August 31, 2010 and 2009, there were no outstanding balances on the Amended Revolving Credit Agreement.

Borrowings under the Amended Revolving Credit Agreement bear interest at a rate equal to LIBOR plus 120 basis points compared to LIBOR plus 50 basis points under the previous Revolving Credit Agreement, subject to adjustment as set forth in the Amended Revolving Credit Agreement. Interest is repaid on a monthly or quarterly basis depending on loan type. The Company also pays an annual commitment fee of 0.25% on the unused portion of the Amended Revolving Credit Agreement. Unpaid principal and interest is due by January 23, 2012, which is the termination date of the Amended Revolving Credit Agreement.

The Company's wholly-owned European subsidiary, Lindsay Europe, has an unsecured revolving line of credit with Societe Generale, a European commercial bank, under which it could borrow up to 2.3 million Euros, which equates to approximately $2.9 million as of August 31, 2010, for working capital purposes (the "Euro Line of Credit"). At August 31, 2010 and 2009, there were no borrowings outstanding under the Euro Line of Credit. Under the terms of the Euro Line of Credit, borrowings, if any, bear interest at a floating rate in effect from time to time designated by the commercial bank as the Euro Interbank Offered Rate plus 150 basis points (all inclusive, 1.98% at August 31, 2010). Unpaid principal and interest is due by January 31, 2011, which is the termination date of the Euro Line of Credit. The Company's management expects to obtain a similar line of credit prior to termination.

The Company entered into an unsecured $30.0 million Term Note and Credit Agreement, each effective as of June 1, 2006, with Wells Fargo Bank, N.A. (collectively, the "BSI Term Note") to partially finance the acquisition of BSI. Borrowings under the BSI Term Note bear interest at a rate equal to LIBOR plus 50 basis points. However, this variable interest rate has been converted to a fixed rate of 6.05% through an interest rate swap agreement with the lender. Principal is repaid quarterly in equal payments of $1.1 million over a seven-year period that commenced in September, 2006. The BSI Term Note is due in June of 2013.

On December 27, 2006, the Company's wholly-owned Italian subsidiary entered into an unsecured $13.2 million seven-year Term Note and Credit Agreement (the "Snoline Term Note") with Wells Fargo Bank, N.A. On May 17, 2010, the Company repaid the $7.1 million outstanding balance on the Snoline Term Note in its entirety. In conjunction with the repayment of the Snoline Term Note, the Company exited the cross currency swap associated with this term note at zero fair value.

The BSI Term Note and the Amended Revolving Credit Agreement (collectively, the "Notes") each contain the same covenants, including certain covenants relating to Lindsay's financial condition. These include maintaining a funded debt to EBITDA ratio, a fixed charge coverage ratio, and a current ratio (all as defined in the Notes) at specified levels. In connection with entering into the Amended Revolving Credit Agreement during the second quarter of fiscal 2010, the covenants for each of the Notes were modified by adding a tangible net worth requirement. Upon the occurrence of any event of default of these covenants specified in the Notes, including a change in control of the Company (as defined in the Notes), all amounts due under the Notes may be declared to be immediately due and payable. At August 31, 2010, the Company was in compliance with all loan covenants.

The Company believes its current cash resources, projected operating cash flow, and remaining capacity under its bank lines of credit are sufficient to cover all of its expected working capital needs, planned capital expenditures, dividends, and other cash requirements, excluding potential acquisitions.

Cash flows provided by operations totaled $23.8 million for fiscal 2010 compared to $57.5 million provided by operations during the prior year. Cash provided by operations decreased by $33.7 million primarily due to an increase in cash used for working capital items partially offset by an increase in cash provided by net earnings.

Cash flows used in investing activities totaled $9.7 million for fiscal 2010 compared to cash flows used in investing activities of $12.7 million during fiscal 2009. The decrease in cash used for investing activities was primarily due to a decrease of $4.7 million of purchases of property, plant and equipment and an increase of $1.4

million from proceeds from a note receivable. This was partially offset by an increase of $3.4 million in cash used for an acquisition of a business.

Cash flows used in financing activities totaled $16.2 million for fiscal 2010 compared to cash flows used in financing activities of $9.8 million during the same prior year period. The increase in cash used in financing activities was primarily due to the $7.1 million repayment of the Snoline Term Note during the third quarter of fiscal 2010. This was partially offset by a decrease of $1.6 million in net payments on revolving lines of credit.

Inflation

The Company is subject to the effects of changing prices. During fiscal 2010, the Company realized pricing volatility for purchases of certain commodities, in particular steel and zinc products, used in the production of its products. While the cost outlook for commodities used in the production of the Company's products is not certain, management believes it can manage these inflationary pressures by introducing appropriate sales price adjustments and by actively pursuing internal cost reduction efforts, while further refining the Company's inventory and raw materials risk management system. However, competitive market pressures may affect the Company's ability to pass price adjustments along to its customers.

Contractual Obligations and Commercial Commitments

In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make future payments. The table below sets forth the Company's significant future obligations by time period. Where applicable, information included in the Company's consolidated financial statements and notes is cross-referenced in this table.

$ in thousands Contractual Obligations	Note Reference	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
Leases	O	$ 9,161	$ 2,111	$ 3,329	$ 1,430	$ 2,291
Term Note Obligation	L	12,857	4,286	8,571	-	-
Interest Expense	L	1,264	681	583	-	-
Unrecognized Tax Benefits (1)	E	1,112	-	-	-	1,112
Supplemental Retirement Plan	P	6,957	557	1,082	1,065	4,253
Total		$ 31,351	$ 7,635	$ 13,565	$ 2,495	$ 7,656

(1) Future cash flows for unrecognized tax benefits reflect the recorded liability, including interest and penalties, in accordance with FIN 48 as of August 31, 2010. Amounts for which the year of settlement cannot be reasonably estimated have been included in the "More than 5 years" column.

Market Conditions and Fiscal 2011 Outlook

Commodity prices have risen during the Company's fourth fiscal quarter with corn up approximately 70%, soybeans up approximately 26% and wheat up over 60% since early June 2010. The August 2010 update for USDA projections for 2010 Net Farm Income indicates a 24% increase compared to 2009 estimates which puts the projected 2010 Net Farm Income as the fourth highest on record. The Company's management believes that farmer sentiment has improved over last year due to increased commodity prices. Although the decision on equipment purchases for next season is a few months away for the Company's primary irrigation markets, management expects higher equipment demand if commodity prices remain strong.

In the infrastructure segment the Company continues to experience strong interest in its QMB® systems which provide a cost effective method for safely managing traffic congestion. Because of the project nature and uniqueness of the moveable barrier product line, it is difficult to estimate the global market size. For planning purposes, the Company maintains a list of potential projects in the moveable barrier product line for traffic mitigation that remains very strong. Management believes stimulus spending has supported increased road safety product sales and quote activity; however, the outlook for infrastructure spending remains uncertain with a multi-year highway bill not expected until sometime in 2011.

Overall, the Company continues to focus on working capital management in all of the Company's operations. The Company's focus on improving cash flow has resulted in improving its net cash position by $10.3 million from $60.3 million at August 31, 2009 to $70.6 million at August 31, 2010.

As of August 31, 2010, the Company has an order backlog of $38.4 million compared with $33.9 million at May 31, 2010 and $43.6 million at August 31, 2009. Included in the August 31, 2010 backlog is a $14.8 million project for the Company's QMB® system, which is expected to ship in the first half of fiscal 2011. The August 31, 2009 backlog included $19.6 million for the Mexico City QMB® system project completed in the first half of fiscal

2010. The Company's backlog can fluctuate from period to period due to the seasonality, cyclicality, timing and execution of contracts. Typically, the Company's backlog at any point in time usually represents only a portion of the revenue it expects to realize during the following three month period.

In the long term, the global drivers of increasing food production, improving water-use efficiency, expanding bio-fuel production, expanding interest in reducing environmental impacts and improving transportation infrastructure, continue to be positive drivers of demand for the Company's products. The Company's strong balance sheet has well-positioned the Company to invest in growth initiatives both organically and through acquisitions.

ITEM 7A – ***Quantitative and Qualitative Disclosures About Market Risk***

The Company uses certain financial derivatives to mitigate its exposure to volatility in interest rates and foreign currency exchange rates. The Company uses these derivative instruments to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes. The credit risk under these interest rate and foreign currency agreements is not considered to be significant.

The Company has manufacturing operations in the United States, France, Brazil, Italy, South Africa and China. The Company has sold products throughout the world and purchases certain of its components from third-party international suppliers. Export sales made from the United States are principally U.S. dollar denominated. At times, export sales may be denominated in a currency other than the U.S. dollar. A majority of the Company's revenue generated from operations outside the United States is denominated in local currency. Accordingly, these sales are not typically subject to significant foreign currency transaction risk. The Company's most significant transactional foreign currency exposures are the Euro, the Brazilian real, the South African rand and the Chinese renminbi in relation to the U.S. dollar. Fluctuations in the value of foreign currencies create exposures, which can adversely affect the Company's results of operations.

In order to reduce exposures related to changes in foreign currency exchange rates, the Company, at times, may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of our operations. This activity primarily relates to economically hedging against foreign currency risk in purchasing inventory, sales of finished goods, and future settlement of foreign denominated assets and liabilities. At August 31, 2010, the Company had outstanding forward exchange contracts with cash flow hedging relationships totaling less than $0.1 million included in other current liabilities.

In order to reduce translation exposure resulting from translating the financial statements of its international subsidiaries into U.S. dollars, the Company, at times, utilizes Euro foreign currency forward contracts to hedge its Euro net investment exposure in its foreign operations. At August 31, 2010, the Company had one outstanding Euro foreign currency forward contract to sell 5.0 million Euro on November 24, 2010 at a fixed price of $1.2581 USD per Euro. The forward spot rate at August 31, 2010 was 1.2664 USD per Euro. The Company's foreign currency forward contract qualifies as a hedge of net investments in foreign operations. Subsequent to August 31, 2010, the Company terminated its one outstanding Euro foreign currency forward contract, resulting in an after-tax net loss of $0.5 million which will be recognized in other comprehensive income as part of the currency translation adjustment, net of tax in its first quarter of fiscal 2011.

In order to reduce interest rate risk on the $30 million BSI Term Note, the Company has entered into an interest rate swap agreement with Wells Fargo Bank, N.A. that is designed to convert the variable interest rate on the entire amount of this borrowing to a fixed rate of 6.05% per annum. Under the terms of the interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments on an amount equal to the outstanding balance of the BSI Term Note, thereby creating the equivalent of fixed-rate debt.

ITEM 8 – *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Lindsay Corporation:

We have audited the accompanying consolidated balance sheets of Lindsay Corporation and subsidiaries (the Company) as of August 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lindsay Corporation and subsidiaries as of August 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended August 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in the notes to the accompanying consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, effective September 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 10, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/KPMG LLP

Omaha, Nebraska
November 10, 2010

Lindsay Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Years ended August 31, 2010	2009	2008
Operating revenues	$ 358,440	$ 336,228	$ 475,087
Cost of operating revenues	259,540	255,597	351,255
Gross profit	98,900	80,631	123,832
Operating expenses:			
Selling expense	23,070	22,361	25,177
General and administrative expense	30,196	29,816	30,010
Engineering and research expense	7,792	6,037	6,406
Total operating expenses	61,058	58,214	61,593
Operating income	37,842	22,417	62,239
Other income (expense):			
Interest expense	(1,557)	(2,030)	(3,035)
Interest income	352	934	1,735
Other income (expense), net	145	(782)	172
Earnings before income taxes	36,782	20,539	61,111
Income tax provision	11,920	6,716	21,706
Net earnings	$ 24,862	$ 13,823	$ 39,405
Basic net earnings per share	$ 2.00	$ 1.12	$ 3.30
Diluted net earnings per share	$ 1.98	$ 1.11	$ 3.20
Weighted average shares outstanding	12,451	12,294	11,936
Diluted effect of stock equivalents	134	167	388
Weighted average shares outstanding assuming dilution	12,585	12,461	12,324

The accompanying notes are an integral part of the condensed consolidated financial statements.

Lindsay Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

($ in thousands, except par values)	August 31, 2010	August 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 83,418	$ 85,929
Receivables, net of allowance of $2,244, and $1,864, respectively	63,629	42,862
Inventories, net	45,296	46,255
Deferred income taxes	6,722	6,881
Other current assets	8,946	7,602
Total current assets	208,011	189,529
Property, plant and equipment, net	57,646	59,641
Other intangible assets, net	27,715	29,100
Goodwill, net	27,395	24,174
Other noncurrent assets	4,714	5,453
Total assets	$ 325,481	$ 307,897
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 26,501	$ 20,008
Current portion of long-term debt	4,286	6,171
Other current liabilities	36,295	33,008
Total current liabilities	67,082	59,187
Pension benefits liabilities	6,400	6,407
Long-term debt	8,571	19,454
Deferred income taxes	10,816	10,391
Other noncurrent liabilities	3,005	4,800
Total liabilities	95,874	100,239
Shareholders' equity:		
Preferred stock, ($1 par value, 2,000,000 shares authorized, no shares issued and outstanding)	-	-
Common stock, ($1 par value, 25,000,000 shares authorized, 18,184,820 and 18,128,743 shares issued at August 31, 2010 and 2009, respectively)	18,185	18,129
Capital in excess of stated value	30,756	28,944
Retained earnings	270,272	249,588
Less treasury stock (at cost, 5,698,448 and 5,763,448 shares at August 31, 2010 and 2009, respectively)	(90,961)	(91,998)
Accumulated other comprehensive income, net	1,355	2,995
Total shareholders' equity	229,607	207,658
Total liabilities and shareholders' equity	$ 325,481	$ 307,897

The accompanying notes are an integral part of the condensed consolidated financial statements.

Lindsay Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands, except per share amounts)	Shares of Common stock	Shares of Treasury stock	Common stock	Capital in excess of stated value	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total Shareholders' equity
Balance at August 31, 2007	17,744,458	5,998,448	$ 17,744	$ 11,734	$ 204,750	$ (95,749)	$ 2,549	$ 141,028
Adoption of FIN 48	-	-	-	-	(756)	-	-	(756)
Balance at September 1, 2007	17,744,458	5,998,448	$ 17,744	$ 11,734	$ 203,994	$ (95,749)	$ 2,549	$ 140,272
Comprehensive income:								
Net earnings	-	-	-	-	39,405	-	-	39,405
Other comprehensive income	-	-	-	-	-	-	2,544	2,544
Total comprehensive income								41,949
Cash dividends ($0.285) per share	-	-	-	-	(3,419)	-	-	(3,419)
Exercise of employee stock options	310,834	(155,000)	311	4,048	(304)	2,474	-	6,529
Stock option tax benefits	-	-	-	7,263	-	-	-	7,263
Share-based compensation expense	-	-	-	3,307	-	-	-	3,307
Balance at August 31, 2008	18,055,292	5,843,448	$ 18,055	$ 26,352	$ 239,676	$ (93,275)	$ 5,093	$ 195,901
Comprehensive income:								
Net earnings	-	-	-	-	13,823	-	-	13,823
Other comprehensive income	-	-	-	-	-	-	(2,098)	(2,098)
Total comprehensive income								11,725
Cash dividends ($0.305) per share	-	-	-	-	(3,754)	-	-	(3,754)
Exercise of employee stock options	73,451	(80,000)	74	225	(157)	1,277	-	1,419
Stock option tax benefits	-	-	-	293	-	-	-	293
Share-based compensation expense	-	-	-	2,074	-	-	-	2,074
Balance at August 31, 2009	18,128,743	5,763,448	$ 18,129	$ 28,944	$ 249,588	$ (91,998)	$ 2,995	$ 207,658
Comprehensive income:								
Net earnings	-	-	-	-	24,862	-	-	24,862
Other comprehensive income	-	-	-	-	-	-	(1,640)	(1,640)
Total comprehensive income								23,222
Cash dividends ($0.325) per share	-	-	-	-	(4,051)	-	-	(4,051)
Exercise of employee stock options	56,077	(65,000)	56	(417)	(127)	1,037	-	549
Stock option tax benefits	-	-	-	127	-	-	-	127
Share-based compensation expense	-	-	-	2,102	-	-	-	2,102
Balance at August 31, 2010	18,184,820	5,698,448	$ 18,185	$ 30,756	$ 270,272	$ (90,961)	$ 1,355	$ 229,607

The accompanying notes are an integral part of the consolidated financial statements.

Lindsay Corporation and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)	Years Ended August 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 24,862	$ 13,823	$ 39,405
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	10,710	10,442	9,253
Provision for uncollectible accounts receivable	732	558	75
Deferred income taxes	(1,500)	(1,226)	(886)
Stock-based compensation expense	2,206	2,140	3,516
(Gain) loss on disposal of fixed assets	(519)	55	(9)
Other, net	120	1,302	(3)
Changes in assets and liabilities:			
Receivables	(22,294)	43,316	(37,267)
Inventories	827	7,726	(7,959)
Other current assets	(2,862)	1,009	113
Accounts payable	6,739	(12,116)	12,038
Other current liabilities	1,388	(6,965)	10,748
Current taxes payable	5,287	(3,140)	3,357
Other noncurrent assets and liabilities	(1,863)	571	(1,868)
Net cash provided by operating activities	23,833	57,495	30,513
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(5,784)	(10,500)	(14,093)
Proceeds from sale of property, plant and equipment	606	21	93
Acquisition of business, net of cash acquired	(6,436)	(3,076)	(21,028)
Proceeds from note receivable	1,409	-	-
Proceeds from settlement of net investment hedge	518	859	1,124
Purchases of marketable securities available-for-sale	-	-	(13,860)
Proceeds from maturities of marketable securities available-for-sale	-	-	41,490
Net cash used in investing activities	(9,687)	(12,696)	(6,274)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock under stock compensation plan	549	1,419	6,530
Proceeds from issuance of long-term debt	-	-	15,000
Principal payments on long-term debt	(12,769)	(6,171)	(21,171)
Net borrowing (payments) on revolving line of credit	-	(1,633)	1,032
Excess tax benefits from stock-based compensation	76	344	7,263
Dividends paid	(4,051)	(3,754)	(3,419)
Net cash (used in) provided by financing activities	(16,195)	(9,795)	5,235
Effect of exchange rate changes on cash	(462)	165	264
Net (decrease) increase in cash and cash equivalents	(2,511)	35,169	29,738
Cash and cash equivalents, beginning of period	85,929	50,760	21,022
Cash and cash equivalents, end of period	$ 83,418	$ 85,929	$ 50,760
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid	$ 8,368	$ 11,081	$ 12,262
Interest paid	$ 1,648	$ 2,146	$ 3,066

The accompanying notes are an integral part of the condensed consolidated financial statements.

Lindsay Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Lindsay Corporation (the "Company" or "Lindsay") manufactures automated agricultural irrigation systems and water pumping station controls and sells these products in both U.S. and international markets. The Company also manufactures and markets various infrastructure products, including moveable barriers for traffic lane management, crash cushions, road marking and other road safety devices. In addition, the Company's infrastructure segment produces large diameter steel tubing and railroad signals and structures, and provides outsourced manufacturing and production services for other companies. The Company's corporate office is located in Omaha, Nebraska. The Company's primary U.S. irrigation sales and production facilities are located in Nebraska and Wisconsin. The Company's international irrigation sales and production facilities are located in France, Brazil, South Africa and China. The Company also owns a retail irrigation dealership with three separate retail locations based in the eastern Washington state region. The Company's primary infrastructure locations include Rio Vista, California, Omaha, Nebraska and Milan, Italy. These locations manufacture and market moveable and specialty barriers, crash cushions, road marking and safety equipment for use on roadways and railroad signals and structures.

Notes to the consolidated financial statements describe various elements of the financial statements and the accounting policies, estimates, and assumptions applied by management. While actual results could differ from those estimated at the time of preparation of the consolidated financial statements, management believes that the accounting policies, assumptions, and estimates applied promote the representational faithfulness, verifiability, neutrality, and transparency of the accounting information included in the consolidated financial statements.

The significant accounting policies of the Company are as follows:

(1) Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany balances and transactions are eliminated in consolidation.

(2) Reclassifications
Certain reclassifications have been made to prior financial statements to conform to the current-year presentation.

(3) Stock Based Compensation
The Company recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. The Company uses the straight-line amortization method over the vesting period of the awards. The Company has historically issued shares upon exercise of stock options or vesting of restricted stock units or performance stock units from new stock issuances, except for certain non-plan option shares granted in March 2000 that are issued from Treasury Stock upon exercise. At August 31, 2010 there are no remaining non-plan option shares outstanding.

(4) Revenue Recognition
Revenues from the sale of the Company's irrigation products to its U.S. independent dealers are recognized when the products ship from the factory. The Company generally has no post delivery obligations to its independent dealers other than standard warranties. Revenues from the sale of the Company's irrigation products to international locations and sales by its international locations are recognized based on the delivery terms in the sales contract. Revenues for retail sales of irrigation products are recognized when the product or service is delivered to the end-user customers. Revenues from the sale of infrastructure products are recognized when the product is delivered to the customer. The Company also leases certain infrastructure products to customers. Revenues for the lease of infrastructure products are recognized on a straight-line basis over the lease term. Revenues and gross profits on intercompany sales are eliminated in consolidation.

The costs related to revenues are recognized in the same period in which the specific revenues are recorded. Shipping and handling revenue is reported as a component of operating revenues. Shipping and handling costs are reported as a component of cost of operating revenues. Shipping and handling revenues and costs are not significant to total operating revenues or cost of operating revenues. Customer rebates, cash discounts, and other sales incentives are recorded as a reduction of revenues at the time of the original sale. Estimates used in the recognition of operating revenues and cost of operating revenues include, but are not limited to, estimates for rebates payable and cash discounts expected.

(5) Receivables and Allowances
Trade receivables are reported on the balance sheet net of any doubtful accounts. Allowances for doubtful accounts are maintained in amounts considered to be appropriate in relation to the receivables outstanding based on collection experience, economic conditions and credit risk quality.

(6) Warranty Costs
The Company's provision for product warranty reflects management's best estimate of probable liability under its product warranties. At the time a sale is recognized, the company records the estimated future warranty costs. The Company generally determines its total future warranty liability by applying historical claims rate experience to the amount of equipment that has been sold and is still within the warranty period. In addition, the Company records provisions for known warranty claims. This provision is periodically adjusted to reflect actual experience.

Warranty costs were $3.8 million, $3.6 million, and $3.5 million for the fiscal years ended August 31, 2010, 2009 and 2008, respectively.

(7) Cash and Cash Equivalents
Cash equivalents consist of investments with original maturities of three months or less.

(8) Inventories
Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for the Company's Lindsay, Nebraska inventory and two warehouses in Idaho and Texas. Cost is determined by the first-in, first-out (FIFO) method for inventory at the Company's Omaha, Nebraska warehouse, BSI, Watertronics, China and non-U.S. warehouse locations. Cost is determined by the weighted average cost method for inventory at the Company's other operating locations in Washington State, France, Brazil, Snoline, and South Africa. At all locations, the Company reserves for obsolete, slow moving, and excess inventory by estimating the net realizable value based on the potential future use of such inventory.

(9) Property, Plant and Equipment
Property, plant, equipment, and capitalized assets held for lease are stated at cost. The Company capitalizes major expenditures and charges to operating expenses the cost of current maintenance and repairs. Provisions for depreciation and amortization have been computed principally on the straight-line method for buildings and equipment. Rates used for depreciation are based principally on the following expected lives: buildings -- 15 to 30 years; temporary structures -- 5 years; equipment -- 3 to 10 years; leased Barrier Transfer Machines -- 8 to 10 years; leased barriers -- 12 years; other -- 2 to 20 years and leasehold improvements – shorter of the economic life or term of the lease. All of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized based upon the difference between the fair value of the asset and its carrying value. During fiscal 2010, 2009 and 2008 no impairment losses were recognized. The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the respective accounts at the time of disposition. The resulting gain or loss is included in operating income in the consolidated statements of operations.

(10) Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Acquired intangible assets are recognized separately from goodwill. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually at the reporting unit level using a two-step impairment test. The Company updated its impairment evaluation of goodwill and intangible assets with indefinite useful lives at August 31, 2010. No impairment losses were indicated as a result of the annual impairment testing for fiscal years 2010, 2009, and 2008. The estimates of fair value of its reporting units and related goodwill depend on a number of assumptions, including forecasted sales growth and operating expense ratios. To the extent that the reporting unit is unable to achieve these assumptions, impairment losses may emerge. Intangible assets which have identifiable useful lives are amortized over the term of their useful lives and are tested for impairment upon the occurrence of events that would indicate the assets may be impaired. No impairment losses were recorded in fiscal years 2010, 2009, and 2008.

(11) Income Taxes
Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected

future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

When the Company has claimed tax benefits that may be challenged by a tax authority, the Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for "unrecognized tax benefits" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

(12) Net Earnings per Share

Basic net earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net earnings per share is computed using the weighted-average number of common shares outstanding plus dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of stock options and restricted stock units to the extent that they are not anti-dilutive. Performance stock units are included in the calculation of dilutive potential common shares once the threshold performance conditions have been satisfied. At August 31, 2010, the threshold performance conditions for the November 16, 2007 grants had been satisfied resulting in the inclusion of 13,395 performance stock units in the calculation of diluted net earnings per share. The threshold performance conditions for the Company's outstanding performance stock units that were granted on November 3, 2008 and November 12, 2009 had not been satisfied as of August 31, 2010, resulting in the exclusion of 70,693 performance stock units from the calculation of diluted net earnings per share.

Employee equity share options, nonvested shares and similar equity instruments granted by the Company are treated as potential common shares outstanding in computing diluted net earnings per share. The Company's diluted common shares outstanding reported in each period include the dilutive effect of restricted stock units, in-the-money options, and performance stock units for which threshold performance conditions have been satisfied and is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of excess tax benefits that would be recorded in additional paid-in-capital when exercised are assumed to be used to repurchase shares.

There were 476 and 24,204 restricted stock units excluded from the calculation of diluted net earnings per share since their inclusion would have been anti-dilutive for the years ended August 31, 2010 and 2009, respectively. There were no anti-dilutive options or restricted stock units for the year ended August 31, 2008.

(13) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(14) Derivative Instruments and Hedging Activities

The Company uses certain financial derivatives to mitigate its exposure to volatility in interest rates and foreign currency exchange rates. All derivative instruments are recorded on the balance sheet at their respective fair values. On the date a derivative contract is entered into, the Company may elect to designate the derivative as a fair value hedge, a cash flow hedge, or the hedge of a net investment in a foreign operation.

When an election to apply hedge accounting is made, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness at the inception of the hedge.

The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in the hedging transaction is highly effective. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedging instrument are recorded in accumulated other comprehensive income, net of related income tax effects, to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in earnings. Changes in fair value of a derivative that is designated and qualifies as a hedge of a net investment in foreign operations are recorded as part of the cumulative translation adjustment included in accumulated other comprehensive income, net of related income tax effects.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

In situations in which the Company does not elect hedge accounting or hedge accounting is discontinued and the derivative is retained, the Company carries or continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value through earnings.

(15) Treasury Stock

When the Company repurchases its outstanding stock, it records the repurchased shares at cost as a reduction to shareholders' equity. The weighted average cost method is then utilized for share re-issuances. The difference between the cost and the re-issuance price is charged or credited to a "capital in excess of stated value – treasury stock" account to the extent that there is a sufficient balance to absorb the charge. If the treasury stock is sold for an amount less than its cost and there is not a sufficient balance in the capital in excess of stated value – treasury stock account, the excess is charged to retained earnings.

(16) Contingencies

The Company's accounting for contingencies covers a variety of business activities including contingencies for legal exposures and environmental exposures. The Company accrues these contingencies when its assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated. The Company's estimates are based on currently available facts and its estimates of the ultimate outcome or resolution. Actual results may differ from the Company's estimates resulting in an impact, positive or negative, on earnings.

(17) Translation of Foreign Currency

The Company's portion of the assets and liabilities related to foreign investments are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the year. Unrealized gains or losses are reflected within common shareholders' equity as accumulated other comprehensive income or loss.

(18) Recently Issued Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13 ("ASU 2009-13"), which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is assessing the impact that the adoption of this standard will have on its consolidated financial statements, but expects the impact to be minimal.

B. ACQUISITIONS

In December 2007, the FASB issued guidance amending the accounting and reporting standards for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and noncontrolling interest in the acquiree. In addition, the amended guidance requires that direct costs associated with an acquisition be expensed as incurred. The provisions of this guidance were effective for the Company's business combinations that took place on or after September 1, 2009.

Digitec, Inc.

On August 31, 2010, the Company completed the acquisition of all outstanding shares of stock of Digitec, Inc., ("Digitec") based in Milford, Nebraska. Digitec is an electronics research, development and manufacturing company. The addition of Digitec enhances the Company's capabilities in providing electronic design and integration. Total consideration paid to the selling shareholders was $6.4 million which was financed with cash on hand. The purchase price has been allocated to the tangible and intangible assets and liabilities acquired based on management's estimates of current fair values. The Company's preliminary allocation of purchase price was based on estimated fair value on the date of acquisition and consisted of current assets of $1.2 million (including $0.1 million of cash), fixed assets of $0.8 million, intangible assets of $1.5 million, goodwill of $3.9 million and liabilities of $1.0 million. The fair value assigned to the assets and liabilities acquired is subject to revision as the Company completes iis analysis of fair value. Goodwill related to the acquisition of Digitec primarily relates to intangible assets that do not qualify for separate recognition, including the experience and knowledge of Digitec management, its assembled workforce, and its intellectual capital and specialization within the Irrigation industry.

Goodwill recorded in connection with this acquisition is non-deductible for income tax purposes. Proforma data is not presented for this acquisition, as it was not considered material.

GE Transportation Systems Global Signaling, LLC

On August 28, 2009, the Company completed the acquisition of certain assets of GE Transportation Systems Global Signaling, LLC ("GE Transportation Systems"). The assets acquired are inventory and product technology for the design and production of structures and lights for railroad signaling. Total consideration was $3.1 million which was financed with cash on hand. The purchase price has been allocated to the tangible and intangible assets acquired based on management's estimates of current fair values. The Company's allocation of purchase price consisted of inventory of $1.5 million, fixed assets of $0.1 million, and intangible assets of $1.5 million. No goodwill was recorded in connection with this acquisition. Proforma data is not presented for this acquisition, as it was not considered material.

C. COMPREHENSIVE INCOME

Comprehensive income (loss) was as follows:

	For the years ended August 31,		
$ in thousands	**2010**	**2009**	**2008**
Net Income	$ 24,862	$ 13,823	$ 39,405
Other comprehensive income (loss):			
Unrealized net gain on available for sale securities	-	-	14
Defined benefit pension plan	(50)	(501)	(72)
Cash flow hedges	1,201	(145)	(1,065)
Foreign currency translation, net of hedging activities	(2,791)	(1,452)	3,667
Total other comprehensive income (loss), net of tax expense (benefit) of $1,104, ($81) and $11	(1,640)	(2,098)	2,544
Total other comprehensive income	$ 23,222	$ 11,725	$ 41,949

Accumulated other comprehensive income is included in the accompanying Consolidated Balance Sheets in the shareholders' equity section, and consists of the following components:

	For the years ended August 31,	
$ in thousands	**2010**	**2009**
Accumulated other comprehensive income (loss):		
Defined benefit pension plan, net of tax of $1,348 and $1,317	(2,208)	(2,158)
Cash flow hedges, net of tax of $348 and $867	(572)	(1,773)
Foreign currency translation, net of hedging activities, net of tax of $1,368 and $752	4,135	6,926
Total accumulated other comprehensive income	$ 1,355	$ 2,995

D. OTHER INCOME (EXPENSE), NET

	For the years ended August 31,		
$ in thousands	**2010**	**2009**	**2008**
Other income (expense), net:			
Cash surrender value of life insurance	$ 42	$ 78	$ 87
Foreign currency transaction (loss) gain, net	45	(1,044)	603
All other, net	58	184	(518)
Total other income (expense), net	$ 145	$ (782)	$ 172

E. INCOME TAXES

For financial reporting purposes earnings before income taxes include the following components:

$ in thousands	For the years ended August 31, 2010	2009	2008
United States	$ 34,165	$ 18,385	$ 56,550
Foreign	2,617	2,154	4,561
	$ 36,782	$ 20,539	$ 61,111

Significant components of the income tax provision are as follows:

$ in thousands	For the years ended August 31, 2010	2009	2008
Current:			
Federal	$ 11,077	$ 6,479	$ 19,505
State	770	489	1,379
Foreign	1,573	974	1,708
Total current	13,420	7,942	22,592
Deferred:			
Federal	501	(938)	(295)
State	(1,364)	(52)	(217)
Foreign	(637)	(236)	(374)
Total deferred	(1,500)	(1,226)	(886)
Total income tax provision	$ 11,920	$ 6,716	$ 21,706

Total income tax provision resulted in effective tax rates differing from that of the statutory United States Federal income tax rates. The reasons for these differences are:

$ in thousands	For the years ended August 31, 2010		2009		2008	
	Amount	%	Amount	%	Amount	%
U.S. statutory rate	$ 12,874	35.0	$ 7,189	35.0	$ 21,389	35.0
State and local taxes, net of federal tax benefit	35	0.1	275	1.3	795	1.3
State tax credits	(888)	(2.4)	-	-	-	-
Foreign tax rate differences	(122)	(0.3)	(302)	(1.5)	(123)	(0.2)
Domestic production activities deduction	(608)	(1.7)	(385)	(1.9)	(438)	(0.7)
Tax-exempt interest income	(7)	(0.0)	(37)	(0.1)	(119)	(0.2)
R&D, Phone, and Fuel tax credits	(28)	(0.1)	(96)	(0.5)	(265)	(0.4)
Non-deductible officer's compensation	-	-	-	-	(463)	(0.8)
Other	664	1.8	72	0.4	930	1.5
Effective rate	$ 11,920	32.4	$ 6,716	32.7	$ 21,706	35.5

During the second quarter of fiscal 2010, the Company recognized investment tax credits from the state of Nebraska's economic development program, the Nebraska Advantage Act. These credits, which expire in fiscal 2010, reduced income tax expense by $0.9 million. The Company uses the deferral method of accounting for its investment tax credits.

During its fiscal year 2008, the Company determined that it erroneously recognized income tax expense of $0.5 million in the fourth quarter of fiscal 2007 relating to the exercise of stock options by an executive officer of the Company. The Company incorrectly increased income tax expense by this amount to reflect the effect of non-deductible officer compensation under Section 162(m) of the Internal Revenue Code related to these stock options. However, because these options were initially accounted for under APB No. 25, there should not have been an increase to income tax expense in the financial statements. The Company concluded that the impact of this error was not material to its previously issued financial statements. As a result, the Company corrected the error in the third quarter of fiscal 2008. The correction resulted in a reduction in income tax expense of $0.5 million for the year ended August 31, 2008, which added $0.04 to earnings per diluted share.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	August 31,	
$ in thousands	**2010**	**2009**
Deferred tax assets:		
Deferred rental revenue	$ 2,148	$ 2,202
Employee benefits liability	1,273	1,324
Net operating loss carryforwards	137	66
Defined benefit pension plan	1,348	1,317
Share-based compensation	1,515	1,633
State tax credits	934	-
Inventory	744	495
Warranty	592	610
Vacation	765	684
Accrued expenses and allowances	3,731	4,173
Total deferred tax assets	$ 13,187	$ 12,504
Deferred tax liabilities:		
Intangible assets	(6,972)	(7,444)
Property, plant and equipment	(8,760)	(7,448)
Inventory	(130)	(119)
Other	(1,273)	(927)
Total deferred tax liabilities	(17,135)	(15,938)
Net deferred tax liabilities	$ (3,948)	$ (3,434)

The Company's foreign net operating loss carryforwards include approximately $0.1 million that will begin to expire in fiscal 2015.

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Accordingly, a valuation allowance for deferred tax assets at August 31, 2010 and 2009 has not been established.

The Company does not intend to repatriate earnings of its non-U.S. subsidiaries and accordingly, has not provided a U.S. deferred income tax liability for cumulative earnings on non-U.S. affiliates and associated companies that have been reinvested indefinitely. The Company continues to analyze the potential tax impact should it elect to repatriate non-U.S. earnings and would recognize a deferred income tax liability if the Company were to determine that such earnings are no longer indefinitely reinvested.

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards. The Company adopted the current accounting standard related to unrecognized tax benefits on September 1, 2007. At adoption, the Company had $1.5 million of unrecognized tax benefits. The Company recorded the cumulative effect of a change in accounting principle by recognizing a net increase in the liability for unrecognized tax benefits of $1.1 million, of which $0.7 million relates to the Company's international subsidiaries. This increase in the liability was offset by a reduction in beginning retained earnings of $0.8 million, an increase in goodwill of $0.1 million and an increase to other long-term assets of $0.2 million. The remaining $0.4 million had been previously accrued in current taxes payable under the previous accounting standard.

A reconciliation of changes in pre-tax unrecognized tax benefits is as follows:

$ in thousands	2010	2009
Unrecognized Tax Benefits at September 1	$ 1,464	$ 1,684
Increases for positions taken in current year	42	-
Increases for positions taken in prior years	63	86
Decreases for positions taken in current year	-	-
Decreases for positions taken in prior years	-	(40)
Settlements with taxing authorities	-	-
Reduction resulting from lapse of applicable statute of limitations	(460)	(141)
Other increases (decreases)	3	(125)
Unrecognized Tax Benefits at August 31	$ 1,112	$ 1,464

The net amount of unrecognized tax benefits at August 31, 2010 and 2009 that, if recognized, would impact the Company's effective tax rate was $1.1 million and $1.4 million, respectively. Recognition of these tax benefits would have a favorable impact on the Company's effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. Total accrued pre-tax liabilities for interest and penalties included in the unrecognized tax benefits liability were $0.4 million and $0.6 million for the years ended August 31, 2010 and 2009, respectively.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. The U.S. Internal Revenue Service has closed examination of the Company's income tax returns through 2006. In addition, with regard to a number of state and foreign tax jurisdictions, the Company is no longer subject to examination by tax authorities for years prior to 2005.

While it is expected that the amount of unrecognized tax benefits will change in the next twelve months as a result of the expiration of statutes of limitations, the Company does not expect this change to have a significant impact on its results of operations or financial position.

The American Jobs Creation Act of 2004 (the "Jobs Act")

On October 22, 2004, the Jobs Act was enacted, which created a "manufacturing deduction" that allows for a deduction from taxable income of up to 9% of "qualified production activities income" not to exceed taxable income. The deduction is phased in over a nine-year period, with the eligible percentage increasing from 3% in 2005 to 9% in 2010. The Company reported a $1.7 million, $1.1 million and $1.3 million manufacturing deduction for fiscal years 2010, 2009 and 2008, respectively.

F. RECEIVABLES

	August 31,	
$ in thousands	**2010**	**2009**
Receivables:		
Trade accounts and current portion of notes receivable	$ 65,873	$ 44,726
Allowance for doubtful accounts	(2,244)	(1,864)
Net receivables	$ 63,629	$ 42,862

G. INVENTORIES

$ in thousands	August 31, 2010	2009
Inventory:		
FIFO inventory	$ 19,218	$ 16,561
LIFO reserves	(6,263)	(7,190)
LIFO inventory	12,955	9,371
Weighted average inventory	15,854	14,762
Other FIFO inventory	18,532	23,765
Obsolescence reserve	(2,045)	(1,643)
Total inventories	$ 45,296	$ 46,255

During fiscal 2009, reductions in inventory levels resulted in liquidations of LIFO inventory layers. The effect of the LIFO liquidation on fiscal 2009 results was to reduce cost of goods sold by $0.7 million.

The estimated percentage distribution between major classes of inventory before reserves is as follows:

	August 31, 2010	2009
Raw materials	12%	7%
Work in process	8%	8%
Finished goods and purchased parts	80%	85%

H. PROPERTY, PLANT AND EQUIPMENT

$ in thousands	August, 31 2010	2009
Operating property, plant and equipment:		
Land	$ 2,757	$ 2,271
Buildings	28,294	28,622
Equipment	66,754	60,717
Other	3,830	6,863
Total operating property, plant and equipment	101,635	98,473
Accumulated depreciation	(58,429)	(55,077)
Total operating property, plant and equipment, net	$ 43,206	$ 43,396
Leased property:		
Machines	4,360	4,248
Barriers	16,215	16,253
Total leased property	$ 20,575	$ 20,501
Accumulated depreciation	(6,135)	(4,256)
Total leased property, net	$ 14,440	$ 16,245
Property, plant and equipment, net	$ 57,646	$ 59,641

Depreciation expense was $8.1 million, $7.6 million and $6.3 million for the years ended August 31, 2010, 2009, and 2008, respectively.

I. OTHER NONCURRENT ASSETS

$ in thousands	August 31, 2010	August 31, 2009
Other noncurrent assets:		
Cash surrender value of life insurance policies	$ 2,335	$ 2,293
Deferred income taxes	145	76
Notes receivable	248	1,772
Split dollar life insurance	929	929
Other	1,057	383
Total noncurrent assets	$ 4,714	$ 5,453

J. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The carrying amount of goodwill by reportable segment for the year ended August 31, 2010 and 2009 is as follows:

$ in thousands	Irrigation	Infrastructure	Total
Balance as of September 1, 2008	$ 7,077	$ 17,353	$ 24,430
Foreign currency translation	(99)	(157)	(256)
Balance as of August 31, 2009	6,978	17,196	24,174
Acquisition of Digitec	3,913	-	3,913
Foreign currency translation	(10)	(682)	(692)
Balance as of August 31, 2010	$ 10,881	$ 16,514	$ 27,395

Other Intangible Assets

The components of the Company's identifiable intangible assets at August 31, 2010 and 2009 are included in the table below.

	August 31,			
	2010		2009	
$ in thousands	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets:				
Non-compete agreements	$ 543	$ (196)	$ 2,497	$ (2,142)
Licenses	-	-	699	(695)
Patents	24,520	(6,479)	23,925	(4,800)
Customer relationships	5,813	(2,112)	5,657	(1,537)
Plans and specifications	75	(33)	75	(29)
Other	26	(23)	56	(49)
Unamortizable Intangible Assets:				
Tradenames	5,581	-	5,443	-
Total	$ 36,558	$ (8,843)	$ 38,352	$ (9,252)

Amortization expense for amortizable intangible assets was $2.6 million, $2.8 million and $3.0 million for 2010, 2009, and 2008, respectively. Amortizable intangible assets are being amortized using the straight-line method over an average term of approximately 13.1 years.

Future estimated amortization of intangible assets is as follows:

Fiscal Years	$ in thousands
2011	$ 2,592
2012	2,577
2013	2,487
2014	2,431
2015	2,191

K. OTHER CURRENT LIABILITIES

$ in thousands	August 31, 2010	2009
Other current liabilities:		
Payroll, vacation and retirement plans	$ 12,192	$ 7,643
Taxes, other than income	2,156	1,205
Workers compensation and product liability	1,148	1,287
Deferred revenue	5,813	5,706
Dealer related liabilities	1,650	1,524
Warranty liability	1,862	1,736
Income tax liability	2,829	496
Derivative liability	503	1,027
International freight liability	173	593
Customer deposits	1,454	4,518
Environmental remediation liability	900	1,315
Other	5,615	5,958
Total other current liabilities	$ 36,295	$ 33,008

L. CREDIT ARRANGEMENTS

Euro Line of Credit

The Company's wholly-owned European subsidiary, Lindsay Europe, has an unsecured revolving line of credit with Societe Generale, a European commercial bank, under which it could borrow up to 2.3 million Euros, which equates to approximately USD $2.9 million as of August 31, 2010, for working capital purposes (the "Euro Line of Credit"). There were no borrowings outstanding on this credit agreement at August 31, 2010 or 2009. Under the terms of the Euro line of Credit, borrowings, if any, bear interest at a floating rate in effect from time to time designated by the commercial bank as Euro Interbank Offered Rate plus 150 basis points, (1.98% at August 31, 2010). Unpaid principal and interest is due by January 31, 2011, which is the termination date of the Euro Line of Credit.

BSI Term Note

The Company entered into an unsecured $30.0 million Term Note and Credit Agreement, effective June 1, 2006, with Wells Fargo Bank, N.A. (the "BSI Term Note") to partially finance the acquisition of BSI. Borrowings under the BSI Term Note bear interest at a rate equal to LIBOR plus 50 basis points. The Company has fixed the interest rate at 6.05 percent through an interest rate swap as described in Note M, *Financial Derivatives*. Principal is repaid quarterly in equal payments of $1.1 million over a seven year period that began in September, 2006. The BSI term note is due in June of 2013.

Snoline Term Note

The Company's wholly-owned Italian subsidiary, Snoline S.P.A. ("Snoline") had an unsecured $13.2 million seven-year Term Note and Credit Agreement with Wells Fargo Bank, N.A. that was effective on December 27, 2006 (the "Snoline Term Note"). Borrowings under the Snoline Term Note were guaranteed by the Company and had interest at a rate equal to LIBOR plus 50 basis points. In connection with the Snoline Term Note, the Company entered into a cross currency swap transaction obligating the Company to make quarterly payments of 0.4 million Euros per quarter over the same seven-year period as the Snoline Term Note and to receive payments of $0.5 million per quarter over a seven year period commencing March 27, 2007. This was approximately equivalent to converting the $13.2 million seven-year Snoline Term Note into a 10.0 million Euro seven-year note at a fixed rate of 4.7% as described in Note M, *Financial Derivatives.* On May 17, 2010, the Company repaid the $7.1 million outstanding balance on the Snoline Term Note in its entirety.

Revolving Credit Agreement

The Company has an unsecured $30.0 million Revolving Credit Note and Credit Agreement with Wells Fargo Bank, N.A. (the "Revolving Credit Agreement"). The Company entered into the First Amendment to the Revolving Credit Agreement, effective January 23, 2010 in order to extend the Revolving Credit Agreement's termination date from January 23, 2010 to January 23, 2012. The Revolving Credit Agreement, as amended, is hereinafter referred to as the "Amended Revolving Credit Agreement". The borrowings from the Amended Revolving Credit Agreement will primarily be used for working capital purposes and funding acquisitions. At August 31, 2010 and 2009, there was no outstanding balance on the Amended Revolving Credit Agreement.

Borrowings under the Amended Revolving Credit Agreement bear interest at a rate equal to LIBOR plus 120 basis points compared to LIBOR plus 50 basis points under the previous Revolving Credit Agreement, subject to adjustment as set forth in the Amended Revolving Credit Agreement. Interest is paid on a monthly to quarterly basis depending on loan type. The Company also pays an annual commitment fee of 0.25% on the unused portion of the Amended Revolving Credit Agreement. Unpaid principal and interest is due by January 23, 2012, which is the termination date of the Amended Revolving Credit Agreement.

The BSI Term Note and the Amended Revolving Credit Agreement (collectively, the "Notes") each contain the same covenants, including certain covenants relating to the Company's financial condition. These include maintaining a funded debt to EBITDA ratio, a fixed charge coverage ratio, and a current ratio (all as defined in the Notes) at specified levels. In connection with entering into the Amended Revolving Credit Agreement during the second quarter of fiscal 2010, these covenants for each of the Notes were modified, at the lenders request, by adding a tangible net worth requirement to the already existing covenants. Upon the occurrence of any event of default of these covenants specified in the Notes, including a change in control of the Company (as defined in the Notes), all amounts due thereunder may be declared to be immediately due and payable. At August 31, 2010, the Company was in compliance with these financial covenants.

Long-term debt consists of the following:

	August 31,	
$ in thousands	**2010**	**2009**
BSI Term Note	$ 12,857	$ 17,143
Snoline Term Note	-	8,482
Revolving Credit Agreement	-	-
Less current portion	(4,286)	(6,171)
Total long-term debt	$ 8,571	$ 19,454

Interest expense was $1.6 million, $2.0 million and $3.0 million for the years ended August 31, 2010, 2009 and 2008, respectively.

Principal payments due on the term note are as follows:

Due within:	
1 year	$ 4,286
2 years	4,286
3 years	4,285
	$ 12,857

M. FINANCIAL DERIVATIVES

The Company uses certain financial derivative instruments to mitigate its exposure to volatility in interest rates and foreign currency exchange rates. The Company uses these derivative instruments only to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes. Each derivative is designated as a cash flow hedge, a hedge of a net investment or remains undesignated. The Company records the fair value of these derivative instruments on the balance sheet. For those instruments that are designated as a cash flow hedge and meet certain documentary and analytical requirements to qualify for hedge accounting treatment, changes in the fair value for the effective portion are reported in other comprehensive income ("OCI"), net of related income tax effects, and are reclassified to the income statement when the effects of the item being hedged are recognized in the income statement. Changes in fair value of derivative instruments that qualify as hedges of a net investment in foreign operations are recorded as a component of accumulated currency translation adjustment in accumulated other comprehensive income ("AOCI"), net of related income tax effects. Changes in the fair value of undesignated hedges are recognized currently in earnings. All changes in derivative fair values due to ineffectiveness are recognized currently in income.

Financial derivatives consist of the following:

	Fair Values of Derivative Instruments Asset (Liability) Derivatives		
$ in thousands	**Balance Sheet Location**	**August 31, 2010**	**August 31, 2009**
Derivatives designated as hedging instruments:			
Foreign currency option contract	Other current assets	$ 16	$ -
Foreign currency forward contracts	Other current liabilities	(66)	-
Interest rate swap	Other current liabilities	(437)	(602)
Interest rate swap	Other noncurrent liabilities	(484)	(732)
Cross currency swap	Other current liabilities	-	(425)
Cross currency swap	Other noncurrent liabilities	-	(847)
Total derivatives designated as hedging instruments		$ (971)	$ (2,606)

In addition, accumulated other comprehensive income included (gains) losses, net of related income tax effects of ($1.0) million and $0.5 million at August 31, 2010 and 2009, respectively, related to derivative contracts designated as hedging instruments.

Cash Flow Hedging Relationships

In order to reduce interest rate risk on the BSI Term Note, the Company entered into an interest rate swap agreement with Wells Fargo Bank, N.A. that is designed to convert the variable interest rate on the entire amount of this borrowing to a fixed rate of 6.05% per annum. Under the terms of the interest rate swap, the Company receives variable interest rate payments and makes fixed interest rate payments on an amount equal to the outstanding balance of the BSI Term Note, thereby creating the equivalent of fixed-rate debt (see Note L, *Credit Arrangements*). Changes in the fair value of the interest rate swap designated as the hedging instrument that effectively offset the variability of cash flows associated with the variable-rate, long-term debt obligation are reported in AOCI, net of related income tax effects.

Similarly, the Company entered into a cross currency swap transaction with Wells Fargo Bank, N.A fixing the conversion rate of Euros to U.S. dollars for the Snoline Term Note at 1.3195 and obligating the Company to make quarterly payments of 0.4 million Euros per quarter over the same seven-year period as the Snoline Term Note and to receive payments of $0.5 million per quarter. In addition, the variable interest rate was converted to a fixed rate of 4.7% per annum. This was approximately equivalent to converting the $13.2 million seven-year Snoline Term Note into a 10.0 million Euro seven-year term note at a fixed rate of 4.7%. Under the terms of the cross currency swap, the Company received variable interest rate payments and made fixed interest rate payments on an amount equal to the outstanding balance of the Snoline Term Note, thereby creating the equivalent of fixed-rate debt. Changes in the fair value of the cross currency swap designated as a hedging instrument that effectively offset the hedged risks were reported in AOCI, net of related income tax effects. On May 17, 2010, in conjunction with repaying the Snoline Term Note, the Company exited the cross currency swap transaction with a zero fair value.

In order to reduce exposures related to changes in foreign currency exchange rates, the Company, at times, may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of its operations. This activity primarily relates to economically hedging against foreign currency risk in purchasing inventory, sales of finished goods, and future settlement of foreign denominated assets and liabilities. Changes in fair value of the forward exchange contracts or option contracts designated as hedging instruments that effectively offset the hedged risks are reported in AOCI, net of related income tax effects. At August 31, 2010, the Company had forward exchange contracts with cash flow hedging relationships totaling less than $0.1 million included in other current liabilities. The Company had no forward exchange contracts or option contracts with cash flow hedging relationships outstanding at August 31, 2009.

$ in thousands	Amount of Gain/(Loss) Recognized in OCI		
	For the years ended August 31,		
	2010	2009	2008
Interest rate swap	$ 289	$ (2)	$ (483)
Cross currency swap	922	(143)	(582)
Foreign currency forward contracts	(10)	-	-
Total[1]	$ 1,201	$ (145)	$ (1,065)

[1] Net of tax expense (benefit) of $519, ($54) and ($426) for the years ended August 31, 2010, 2009 and 2008, respectively.

$ in thousands	Location of Gain/(Loss) Reclassified from AOCI into Income	Amount of Gain (Loss) Reclassified from AOCI into Income		
		For the years ended August 31,		
		2010	2009	2008
Interest rate swap	Interest Expense	$ (850)	$ (974)	$ (542)
Cross currency swap	Interest Expense	(884)	(346)	(273)
Foreign currency forward contracts	Revenue	(8)	-	(15)
Foreign currency forward contracts	Other income (expense)	-	-	(49)
		$ (1,742)	$ (1,320)	$ (879)

$ in thousands	Location of Gain/(Loss) Recognized in Income (Ineffectiveness)	Gain/(Loss) Recognized in Income on Derivatives (Ineffectiveness)		
		For the years ended August 31,		
		2010	2009	2008
Interest rate swap	Other income (expense)	$ (52)	$ 99	$ (23)
Cross currency swap	Other income (expense)	-	-	-
Foreign currency forward contracts	Other income (expense)	-	-	-
		$ (52)	$ 99	$ (23)

Net Investment Hedging Relationships

In order to reduce translation exposure resulting from translating the financial statements of its international subsidiaries into U.S. dollars, the Company, at times, utilizes Euro foreign currency forward contracts to hedge its Euro net investment exposure in its foreign operations. These foreign currency forward contracts qualify as a hedge of net investments in foreign operations. Changes in fair value of the net investment hedge contracts are reported in OCI as part of the currency translation adjustment, net of tax.

	Amount of Gain/(Loss) Recognized in OCI on Derivatives		
	For the years ended August 31,		
	2010	**2009**	**2008**
Foreign currency forward contracts[1]	$ 296	$ 455	$ 776

(1) Net of tax expense of $181, $279 and $473 for the years ended August 31, 2010, 2009 and 2008, respectively.

During fiscal 2010, the Company entered into and settled Euro foreign currency forward contracts resulting in after-tax net gains of $0.3 million which was included in OCI as part of a currency translation adjustment. There were no amounts recorded in the consolidated statement of operations related to ineffectiveness of Euro foreign currency forward contracts for the years ended August 31, 2010, 2009 and 2008. Accumulated currency translation adjustment in AOCI at August 31, 2010, 2009 and 2008 reflected after-tax gains of $1.6 million, $1.2 million and $0.7 million, net of related income tax effects of $0.9 million, $0.8 million and $0.4 million, respectively, related to settled foreign currency forward contracts.

At August 31, 2010, the Company had one outstanding Euro foreign currency forward contract to sell 5.0 million Euro on November 24, 2010 at a fixed price of $1.2581 USD per Euro. The forward spot rate at August 31, 2010 was $1.2664 USD per Euro. The Company's foreign currency forward contract qualifies as a hedge of a net investment in foreign operations. Subsequent to August 31, 2010, the Company terminated its one outstanding Euro foreign currency forward contract resulting in an after-tax net loss of $0.5 million which will be recognized in other comprehensive income as part of the currency translation adjustment, net of tax in its first quarter of fiscal 2011.

At August 31, 2009, the Company had no outstanding Euro foreign currency forward contracts with net investment hedging relationships.

Derivatives Not Designated as Hedging Instruments

In order to reduce exposures related to changes in foreign currency exchange rates, the Company, at times, may enter into forward exchange or option contracts for transactions denominated in a currency other than the functional currency for certain of the Company's operations. This activity primarily relates to economically hedging against foreign currency risk in purchasing inventory, sales of finished goods, and future settlement of foreign denominated assets and liabilities. The Company may choose whether or not to designate these contracts as hedges. For those contracts not designated, changes in fair value are recognized currently in the income statement. At August 31, 2010, the Company had one outstanding option contract outstanding that was not designated as a hedging instrument. At August 31, 2009, the Company had no undesignated hedges outstanding.

$ in thousands	**Location of Gain/(Loss) Recognized in Income**	**Amount Gain/(Loss) Recognized in Income on Derivatives**		
		For the years ended August 31,		
		2010	**2009**	**2008**
Foreign currency forward contracts	Other income (expense)	$ -	$ 68	$ -
Foreign currency option contracts	Operating revenues	(17)	-	-

N. FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board's guidance on fair value measurements that establishes a framework for measuring fair value, and expands disclosures about fair value measurements was adopted by the Company for its financial assets and liabilities, effective September 1, 2008. In addition, the Company adopted this guidance for its nonfinancial assets and liabilities effective September 1, 2009. These nonfinancial assets and liabilities requiring nonrecurring fair value measurements include long-lived assets, goodwill and certain other intangible assets. These items are recognized at fair value when they are considered other than temporarily impaired. There were no required fair value adjustments for assets and liabilities measured at fair value on a non-recurring basis for the year ended August 31, 2010.

The fair value measurements guidance establishes the fair value hierarchy that prioritizes inputs to valuation techniques based on observable and unobservable data and categorizes the inputs into three levels, with the highest priority given to Level 1 and the lowest priority given to Level 3. The levels are described below.

- Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 - Significant observable pricing inputs other than quoted prices included within Level 1 that are either directly or indirectly observable as of the reporting date. Essentially, this represents inputs that are derived principally from or corroborated by observable market data.
- Level 3 - Generally unobservable inputs, which are developed based on the best information available and may include the Company's own internal data.

The following table presents the Company's financial assets and liabilities measured at fair value based upon the level within the fair value hierarchy in which the fair value measurements fall, as of August 31, 2010:

$ in thousands	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 83,418	$ -	$ -	$ 83,418
Derivative Assets	-	16	-	16
Derivative Liabilities	-	(987)	-	(987)

The following table presents the Company's financial assets and liabilities measured at fair value based upon the level within the fair value hierarchy in which the fair value measurements fall, as of August 31, 2009:

$ in thousands	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 85,929	$ -	$ -	$ 85,929
Derivative Assets	-	-	-	-
Derivative Liabilities	-	(2,606)	-	(2,606)

The carrying amount of long-term debt (including current portion) was $12.9 million as of August 31, 2010. The fair value of this debt at August 31, 2010 was estimated at $12.6 million. Fair value of long-term debt (including current portion) is estimated by discounting the future estimated cash flows of each instrument at current market interest rates for similar debt instruments of comparable maturities and credit quality.

O. COMMITMENTS AND CONTINGENCIES

In 1992, the Company entered into a consent decree with the Environmental Protection Agency of the United States Government ("the EPA") in which the Company committed to remediate environmental contamination of the groundwater that was discovered in 1982 through 1990 at and adjacent to its Lindsay, Nebraska facility ("the site"). The site was added to the EPA's list of priority superfund sites in 1989. Between 1993 and 1995, remediation plans for the site were approved by the EPA and fully implemented by the Company. Since 1998, the primary remaining contamination at the site has been the presence of volatile organic chemicals in the groundwater. The current remediation process consists of drilling wells into the aquifer and pumping water to the surface to allow these contaminants to be removed by aeration. In 2008, the Company and the EPA conducted a periodic five-year review of the status of the remediation of the contamination of the site. In response to the review, the Company and its environmental consultants have developed a remedial action work plan that will allow the Company and the EPA to better identify the boundaries of the contaminated groundwater and determine whether the contaminated groundwater is being contained by current and planned remediation methods. The Company accrues the anticipated cost of remediation where the obligation is probable and can be reasonably estimated. During the second quarter of fiscal 2010, the Company accrued incremental costs of $0.7 million for additional environmental monitoring and remediation in connection with the current ongoing remedial action work plan. Amounts accrued and included in balance sheet liabilities related to the remediation actions were $0.9 million and $1.3 million at August 31, 2010 and 2009, respectively. Although the Company has accrued all reasonably estimable costs of completing the actions defined in the current ongoing work plan agreed to between the Company and the EPA, it is possible that additional testing may be required or additional actions could be requested or mandated by the EPA at any time, resulting in the recognition of additional related expenses.

In the ordinary course of its business operations, the Company is involved, from time to time, in commercial litigation, employment disputes, administrative proceedings, and other legal proceedings. No such current proceedings, individually or in the aggregate, are expected to have a material effect on the business or financial condition of the Company.

The Company leases land, buildings, machinery, equipment, and computer equipment under various noncancelable operating lease agreements. At August 31, 2010, future minimum lease payments under noncancelable operating leases were as follows:

Fiscal Years	$ in thousands
2011	$ 2,111
2012	1,862
2013	1,467
2014	778
2015	652
Thereafter	2,291
	$ 9,161

Lease expense was $2.8 million, $2.8 million and $2.2 million for the years ended August 31, 2010, 2009, and 2008, respectively.

P. RETIREMENT PLANS

The Company has a defined contribution profit-sharing plan covering substantially all of its full-time U.S. employees. Participants may voluntarily contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plan provides for a matching contribution by the Company. The Company's total contributions charged to expense under this plan were $0.6 million, $0.6 million, and $0.5 million for the years ended August 31, 2010, 2009, and 2008, respectively.

A supplementary non-qualified, non-funded retirement plan for six former executives is also maintained. Plan benefits are based on the executive's average total compensation during the three highest compensation years of employment. This unfunded supplemental retirement plan is not subject to the minimum funding requirements of ERISA. The Company has purchased life insurance policies on certain executives named in this supplemental retirement plan to provide funding for this liability.

As of August 31, 2010 and 2009, the funded status of the supplemental retirement plan was recorded in the consolidated balance sheets. The Company utilizes an August 31 measurement date for plan obligations related to the supplemental retirement plan. As this is an unfunded retirement plan, the funded status is equal to the benefit obligation. The funded status of the plan and the net amount recognized in the accompanying balance sheets as of August 31 is as follows:

	August 31,	
$ in thousands	2010	2009
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 6,964	$ 6,029
Interest cost	351	347
Actuarial loss	259	982
Benefits paid	(617)	(394)
Benefit obligation at end of year	$ 6,957	$ 6,964

Amounts recognized in the statement of financial position consist of:

$ in thousands	August 31, 2010	August 31, 2009
Other current liabilities	$ 557	$ 557
Pension benefit liability	6,400	6,407
Net amount recognized	$ 6,957	$ 6,964

The before-tax amounts recognized in accumulated other comprehensive loss as of August 31 consists of:

$ in thousands	August 31, 2010	August 31, 2009
Net actuarial loss	$ (3,556)	$ (3,448)
Transition obligation	-	(27)
Total	$ (3,556)	$ (3,475)

The assumptions used for the determination of the liability as of years ended:

	August 31, 2010	August 31, 2009
Discount rate	5.00%	5.25%
Assumed rates of compensation increases	N/A	N/A
Rate of return on underlying 401(k) investments	N/A	7.50%

The assumptions used to determine benefit obligations and costs are selected based on current and expected market conditions. The discount rate is based on a hypothetical portfolio of long-term corporate bonds with cash flows approximating the timing of expected benefit payments.

The components of the net periodic benefit cost for the supplemental retirement plan for the years ended August 31 are as follows:

$ in thousands	For the years ended August 31, 2010	2009	2008
Service cost	$ -	$ -	$ 41
Interest cost	351	347	334
Net amortization and deferral	178	176	162
Total	$ 529	$ 523	$ 537

The estimated actuarial loss for the supplemental retirement plan that will be amortized, on a pre-tax basis, from accumulated other comprehensive loss into net periodic benefit cost during fiscal 2011 will be $164,000.

The assumptions used for the determination of the net periodic benefit cost were:

	For the years ended August 31, 2010	2009	2008
Discount rate	6.00%	6.00%	6.00%
Assumed rates of compensation	N/A	3.50%	3.50%

The following net benefit payments are expected to be paid:

Fiscal Years	$ in thousands
2011	557
2012	543
2013	539
2014	535
2015	530
2016 - 2020	2,509

Q. WARRANTIES

Product Warranties
The Company generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods and/or usage of the product. The accrued product warranty costs are for a combination of specifically identified items and other incurred, but not identified, items based primarily on historical experience of actual warranty claims. This reserve is classified within other current liabilities.

The following tables provide the changes in the Company's product warranties:

	For the years ended August 31,	
$ in thousands	**2010**	**2009**
Warranties:		
Product warranty accrual balance, beginning of period	$ 1,736	$ 2,011
Liabilities accrued for warranties during the period	3,820	3,607
Warranty claims paid during the period	(3,694)	(3,882)
Product warranty accrual balance, end of period	$ 1,862	$ 1,736

R. INDUSTRY SEGMENT INFORMATION

The Company manages its business activities in two reportable segments:

Irrigation: This segment includes the manufacture and marketing of center pivot, lateral move, and hose reel irrigation systems as well as various water pumping stations and controls. The irrigation segment consists of nine operating segments that have similar economic characteristics and meet the aggregation criteria, including similar products, production processes, type or class of customer and methods for distribution.

Infrastructure: This segment includes the manufacture and marketing of moveable barriers, specialty barriers and crash cushions; providing outsource manufacturing services and the manufacturing and selling of large diameter steel tubing and railroad signals and structures. The infrastructure segment consists of three operating segments that have similar economic characteristics and meet the aggregation criteria.

The accounting policies of the two reportable segments are described in the "Accounting Policies" section of Note A. The Company evaluates the performance of its reportable segments based on segment sales, gross profit, and operating income, with operating income for segment purposes excluding unallocated corporate general and administrative expenses, interest income, interest expense, other income and expenses, and income taxes. Operating income for segment purposes does include general and administrative expenses, selling expenses, engineering and research expenses and other overhead charges directly attributable to the segment. There are no inter-segment sales. Other segment reporting proscribed by current accounting standards is not shown as this information cannot be reasonably disaggregated by segment and is not utilized by the Company's management.

The Company has no single major customer representing 10% or more of its total revenues during fiscal 2010, 2009, or 2008.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:

$ in thousands	2010	2009	2008
Operating revenues:			
Irrigation	$ 258,666	$ 255,507	$ 374,906
Infrastructure	99,774	80,721	100,181
Total operating revenues	$ 358,440	$ 336,228	$ 475,087
Operating income:			
Irrigation	$ 40,869	$ 35,504	$ 66,848
Infrastructure	11,083	(36)	9,624
Segment operating income	$ 51,952	$ 35,468	76,472
Unallocated general and administrative expenses	(14,110)	(13,051)	(14,233)
Interest and other income (expense), net	(1,060)	(1,878)	(1,128)
Earnings before income taxes	$ 36,782	$ 20,539	$ 61,111
Total Capital Expenditures:			
Irrigation	$ 3,125	$ 5,681	$ 4,362
Infrastructure	2,659	4,819	9,731
	$ 5,784	$ 10,500	$ 14,093
Total Depreciation and Amortization:			
Irrigation	$ 4,597	$ 4,191	$ 3,862
Infrastructure	6,113	6,251	5,391
	$ 10,710	$ 10,442	$ 9,253
Total Assets:			
Irrigation	$ 206,885	$ 186,558	$ 200,535
Infrastructure	118,596	121,339	125,355
	$ 325,481	$ 307,897	$ 325,890

Summarized financial information concerning the Company's geographical areas is shown in the following tables:

$ in thousands	2010	2009	2008
Geographic area revenues:			
United States	$ 204,465	$ 200,625	$ 309,241
Europe, Africa, Australia & Middle East	73,781	88,324	104,179
Mexico & Latin America	66,710	27,521	42,164
Other International	13,484	19,758	19,503
Total revenues	$ 358,440	$ 336,228	$ 475,087
Geographic area long-lived assets:			
United States	$ 89,935	$ 88,335	$ 87,167
Europe, Africa, Australia & Middle East	18,741	22,442	24,315
Mexico & Latin America	2,500	1,154	1,327
Other International	1,580	984	-
Total long-lived assets	$ 112,756	$ 112,915	$ 112,809

S. SHARE BASED COMPENSATION

Share Based Compensation Program

Share based compensation is designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of share grants are based on competitive practices, operating results of the Company, and individual performance. As of August 31, 2010, the Company's share-based compensation plan was the 2010 Long-Term Incentive Plan (the "2010 Plan"). The 2010 Plan was approved by the stockholders of the Company, and became effective on January 25, 2010, and replaced the Company's 2006 Long Term Incentive Plan. At August 31, 2010 the Company had share based awards outstanding under its 2001 and 2006 Long-Term Incentive Plans.

The 2010 Plan provides for awards of stock options, restricted shares, restricted stock units, stock appreciation rights, performance shares and performance stock units to employees and non-employee directors of the Company. The maximum number of shares as to which stock awards may be granted under the 2010 Plan is 435,000 shares, exclusive of any forfeitures from the 2001 and 2006 Long Term Incentive Plans. At August 31, 2010, 443,710 shares of common stock (including forfeitures from prior plans) remained available for issuance under the 2010 Plan. All stock awards will be counted against the 2010 Plan in a 1 to 1 ratio. If options, restricted stock units or performance stock units awarded under the 2006 Plan or the 2001 Plan terminate without being fully vested or exercised, those shares will be available again for grant under the 2010 Plan. The 2010 Plan also limits the total awards that may be made to any individual. Any options granted under the 2010 Plan would have an exercise price equal to the fair market value of the underlying stock on the grant date and expire no later than ten years from the grant date. The restricted stock units granted to employees and directors under the 2010 Plan have a grant date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends. The restricted stock units granted to employees vest over a three-year period at approximately 33% per year. The restricted stock units granted to non-employee directors generally vest over a nine-month period. The performance stock units granted to employees under the 2010 Plan have a grant date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends. The performance stock units granted to employees cliff vest after a three-year period and a specified number of shares of common stock will be awarded under the terms of the performance stock units, if performance measures relating to three-year average revenue growth and a three-year average return on net assets are achieved.

Accounting for Share Based Compensation

The Company is required to estimate the fair value of share-based compensation awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense in the Company's Consolidated Statement of Operations over the periods during which the employee or director is required to perform service in exchange for the award.

The Company uses the Black-Scholes option-pricing model ("Black-Scholes model") as its valuation method for stock option awards. Under the Black-Scholes model, the fair value of stock option awards on the date of grant is estimated using an option-pricing model that is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Restricted stock, restricted stock units, performance shares and performance stock units issued under the 2010 Plan will have a grant date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends.

Share Based Compensation Information

The following table summarizes information about stock options outstanding as of and for the years ended August 31, 2010, 2009 and 2008:

	Number of Shares	Average Exercise Price	Average Remaining Contractual Term (years)	Aggregate Intrinsic Value ('000s)
Outstanding at August 31, 2008	506,334	$20.62	4.5	$ 31,034
Granted	-	-		
Exercised	(122,222)	$17.30		$ 3,270
Forfeitures	(14,013)	$23.74		
Outstanding at August 31, 2009	370,099	$21.60	3.9	$ 7,370
Granted	-	-		
Exercised	(78,324)	$15.50		$ 2,042
Forfeitures	(150)	$24.29		
Outstanding at August 31, 2010	291,625	$23.23	3.7	$ 3,977
Exercisable at August 31, 2008	349,706	$20.72	4.3	$ 21,400
Exercisable at August 31, 2009	336,084	$21.51	3.8	$ 6,720
Exercisable at August 31, 2010	284,875	$23.33	3.7	$ 3,858

There were 27,115, 109,450 and 94,965 outstanding stock options that vested during the fiscal years ended August 31, 2010, 2009 and 2008, respectively. The intrinsic value of options exercised for the fiscal years ended August 31, 2010, 2009 and 2008 was $2.0 million, $3.3 million and $32.6 million, respectively.

Cash received from option exercises for the fiscal years ended August 31, 2010, 2009 and 2008 was $0.5 million, $1.4 million and $6.5 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $0.2 million, $0.2 million and $8.0 million for fiscal 2010, 2009 and 2008, respectively.

The following table summarizes information about restricted stock units as of and for the years ended August 31, 2010, 2009 and 2008:

	Number of Shares	Weighted-Average Grant-Date Fair Value
Restricted stock units at August 31, 2008	88,546	$ 39.64
Granted	51,543	39.91
Vested	(50,322)	36.42
Forfeited	(13,040)	41.65
Restricted stock units at August 31, 2009	76,727	$ 41.52
Granted	45,583	34.17
Vested	(41,376)	39.25
Forfeited	(5,841)	35.38
Restricted stock units at August 31, 2010	75,093	$ 38.61

Restricted stock units are generally settled with the issuance of shares with the exception of certain restricted stock units awarded to internationally-based employees that are settled in cash. At August 31, 2010, 2009 and 2008, outstanding restricted stock units included 7,546, 6,097 and 7,689 units, respectively, that will be settled in cash. The vesting date fair value of restricted stock units that vested was $1.6 million and $1.8 million for the years ended August 31, 2010 and 2009, respectively.

The table below summarizes the status of the Company's performance stock units as of and for the year ended August 31, 2010, 2009 and 2008:

	Number of Units	Weighted-Average Grant-Date Fair Value
Performance stock units at August 31, 2008	35,191	$ 40.15
Granted	28,637	43.11
Vested	-	-
Forfeited	-	-
Performance stock units at August 31, 2009	63,828	$ 41.48
Granted	45,608	32.81
Vested	(18,183)	33.49
Forfeited	(3,552)	32.81
Performance stock units at August 31, 2010	87,701	$ 38.98

In connection with the performance stock units, the performance goals are based upon a three-year average revenue growth and a three-year average return on net assets over the performance period. The awards actually earned will range from zero to two hundred percent of the targeted number of performance stock units and will be paid in shares of common stock. Shares earned will be distributed upon vesting on the first day of November following the end of the three-year performance period. The Company is accruing compensation expense based on the estimated number of shares expected to be issued utilizing the most current information available to the Company at the date of the financial statements. If defined performance goals are not met, no compensation cost will be recognized and any previously recognized compensation expense will be reversed. Performance stock units that vested in fiscal 2010 represented 24,964 actual shares of common stock issued. The vesting date fair value of performance stock units that vested was $0.8 million for the year ended August 31, 2010.

As of August 31, 2010, there was $2.4 million pre-tax of total unrecognized compensation cost related to nonvested share-based compensation arrangements which is expected to be recognized over a weighted-average period of 1.1 years.

The following table summarizes share-based compensation expense for the fiscal years ended August 31, 2010, 2009 and 2008:

	For the years ended August 31,		
$ in thousands	**2010**	**2009**	**2008**
Share-based compensation expense included in cost of operating revenues	$ 123	$ 145	$ 218
Research and development	60	131	225
Sales and marketing	360	437	747
General and administrative	1,663	1,427	2,326
Share-based compensation expense included in operating expenses	2,083	1,995	3,298
Total share-based compensation expense	2,206	2,140	3,516
Tax benefit	(836)	(811)	(1,333)
Share-based compensation expense, net of tax	$ 1,370	$ 1,329	$ 2,183

T. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

$ in thousands, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended August 31, 2010				
Operating revenues	$ 85,970	$ 85,196	$ 100,073	$ 87,201
Cost of operating revenues	60,166	63,067	74,818	61,489
Earnings before income taxes	10,928	6,556	9,636	9,662
Net earnings	6,677	5,978	6,248	5,959
Diluted net earnings per share	$ 0.53	$ 0.48	$ 0.49	$ 0.48
Market price (NYSE)				
High	$ 45.08	$ 47.45	$ 43.92	$ 38.19
Low	$ 31.20	$ 35.02	$ 33.00	$ 30.80
Year ended August 31, 2009				
Operating revenues	$ 113,121	$ 65,146	$ 84,578	$ 73,383
Cost of operating revenues	84,472	51,870	63,509	55,746
Earnings (loss) before income taxes	9,781	(466)	7,908	3,316
Net earnings	6,322	150	5,269	2,082
Diluted net earnings per share	$ 0.51	$ 0.01	$ 0.42	$ 0.17
Market price (NYSE)				
High	$ 97.80	$ 43.22	$ 41.52	$ 47.02
Low	$ 33.02	$ 24.00	$ 20.89	$ 29.71

ITEM 9 - ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

NONE

ITEM 9A – ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Exchange Act Rules 13a-15 (e) and 15d-15(e) and internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in enabling the Company to record, process, summarize and report information required to be included in the Company's periodic SEC filings within the required time period.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2010, based on the criteria for effective internal control described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company's internal control over financial reporting was effective as of August 31, 2010.

The Audit Committee has engaged KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, to attest to and report on management's evaluation of the Company's internal control over financial reporting. The report of KPMG LLP is included herein.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Lindsay Corporation:

We have audited Lindsay Corporation's (the Company) internal control over financial reporting as of August 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Lindsay Corporation maintained, in all material respects, effective internal control over financial reporting as of August 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of August 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended August 31, 2010, and our report dated November 10, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/KPMG LLP

Omaha, Nebraska
November 10, 2010

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended August 31, 2010, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B – ***Other Information***

The graph below compares the cumulative 5-year total return provided shareholders on the Company's common stock relative to the cumulative total returns of the S&P Small Cap 600 Index and the S&P 600 Construction, Farm Machinery and Heavy Truck index for the five-year period ended August 31, 2010. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Company's common stock and in each of the indexes on August 31, 2005 and its relative performance through August 31, 2010.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Lindsay Corporation, the S&P Smallcap 600 Index
and the S&P Smallcap 600 Construction, Farm Machinery and Heavy Truck Index



$350
$300
$250
$200
$150
$100
$50
$0
8/05
8/06
8/07
8/08
8/09
8/10
Lindsay Corporation
S&P Smallcap 600
S&P Smallcap 600 Construction, Farm Machinery and Heavy Truck Index

*** $100 invested on 8/31/05 in stock or index, including reinvestment of dividends.**
Fiscal year ending August 31.

PART III

ITEM 10 – ***Directors, Executive Officers and Corporate Governance***

The Company will file with the Securities and Exchange Commission a definitive Proxy Statement for its 2011 Annual Meeting of Stockholders (the "Proxy Statement") not later than 120 days after the close of its fiscal year ended August 31, 2010. Information about the Board of Directors required by Items 401 and 407 of Regulation S-K is incorporated by reference to the discussion responsive thereto under the captions "Board of Directors and Committees" and "Corporate Governance" in the Proxy Statement. Information about Executive Officers is shown on pages 12 and 13 of this filing.

Section 16(a) Beneficial Ownership Reporting Compliance - Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16 of the Securities Exchange Act. The information required by Item 405 is incorporated by reference to the discussion responsive thereto under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement.

Code of Ethics – Item 406 of Regulation S-K calls for disclosure of whether the Company has adopted a code of ethics applicable to the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company has adopted a code of ethics applicable to the Company's principal executive officer and senior financial officers known as the Code of Ethical Conduct (Principal Executive Officer and Senior Financial Officers). The Code of Ethical Conduct (Principal Executive Officer and Senior Financial Officers) is available on the Company's website. In the event that the Company amends or waives any of the provisions of the Code of Ethical Conduct applicable to the principal executive officer and senior financial officers, the Company intends to disclose the same on the Company's website at www.lindsay.com. No waivers were provided for the fiscal year ended August 31, 2010.

ITEM 11 - ***Executive Compensation***

The information required by this Item is incorporated by reference to the discussion responsive thereto under the captions "Executive Compensation", "Compensation Discussion and Analysis", "Pension Benefits", "Nonqualified Deferred Compensation", "Report of the Compensation Committee on Executive Compensation", "Compensation of Directors" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

ITEM 12 - ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item relating to security ownership of certain beneficial owners and management is incorporated by reference to the discussion responsive thereto under the caption "Voting Securities and Beneficial Ownership Thereof by Principal Stockholders, Directors and Officers" in the Proxy Statement.

Equity Compensation Plan Information - The following equity compensation plan information summarizes plans and securities approved by security holders as of August 31, 2010 (there were no equity compensation plans not approved by security holders as of August 31, 2010):

PLAN CATEGORY	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [1] [2]	446,873	$23.23	443,710
Total	446,873	$23.23	443,710

[1] Plans approved by shareholders include the Company's 2001, 2006 and 2010 Long-Term Incentive Plans. While certain share based awards remain outstanding under the Company's 2001 and 2006 Long-Term Incentive Plans, no future equity compensation awards may be granted under such plans.

[2] Column (a) includes (i) 87,701 shares that could be issued under performance stock units ("PSU") outstanding at August 31, 2010, and (ii) 67,547 shares that could be issued under restricted stock units ("RSU") outstanding at August 31, 2010. The PSUs are earned and common stock issued if certain predetermined performance criteria are met. Actual shares issued may be equal to, less than or greater than (but not more than 200% of) the number of outstanding PSUs included in column (a), depending on actual performance. The RSUs vest and are payable in common stock after the expiration of the time periods set forth in the related agreements. Column (b) does not take these PSU and RSU awards into account because they do not have an exercise price.

ITEM 13 - ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is incorporated by reference to the discussion responsive thereto under the captions "Corporate Governance" and "Corporate Governance – *Related Party Transactions*" in the Proxy Statement.

ITEM 14 – ***Principal Accounting Fees and Services***

The information required by this Item is incorporated by reference to the discussion responsive thereto under the caption "Ratification of Appointment of Independent Auditor" in the Proxy Statement.

PART IV

ITEM 15 – *Exhibits, Financial Statement Schedules*

a(1) Financial Statements

The following financial statements of Lindsay Corporation and Subsidiaries are included in Part II Item 8.

Financial statements and schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto.

a(2) Exhibit

Lindsay Corporation and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

Years ended August 31, 2010, 2009 and 2008

(in thousands)	Balance at beginning of period	Additions: Charges to costs and expenses	Additions: Charged to other accounts	Deductions	Balance at end of period
Year ended August 31, 2010:					
Deducted in the balance sheet from the assets to which they apply:					
Reserve for guarantee losses (a)	$ 36	$ -	$ -	$ 32	$ 4
Allowance for doubtful accounts (b)	1,864	732	4	356	2,244
Allowance for inventory obsolescence (c)	1,643	984	60	642	2,045
Year ended August 31, 2009:					
Deducted in the balance sheet from the assets to which they apply:					
Reserve for guarantee losses (a)	$ 21	$ 28	$ -	$ 13	$ 36
Allowance for doubtful accounts (b)	1,457	554	-	147	1,864
Allowance for inventory obsolescence (c)	1,409	492	-	258	1,643
Year ended August 31, 2008:					
Deducted in the balance sheet from the assets to which they apply:					
Reserve for guarantee losses (a)	$ 112	$ -	$ -	$ 91	$ 21
Allowance for doubtful accounts (b)	946	75	510	74	1,457
Allowance for inventory obsolescence (c)	711	618	100	20	1,409

(a) Represents estimated losses on financing guarantees.

(b) Deductions consist of uncollectible items written off, less recoveries of items previously written off.

(c) Deductions consist of obsolete items sold or scrapped.

a(3) EXHIBIT INDEX

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 14, 2006.
3.2	Restated By-Laws of the Company, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on November 6, 2007.
4.1	Specimen Form of Common Stock Certificate incorporated by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2006.
10.1	Lindsay Corporation 2010 Long-Term Incentive Plan and forms of award agreements, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2010.
10.2	Lindsay Manufacturing Co. 2006 Long-Term Incentive Plan and forms of award agreements, incorporated by reference to Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2007.
10.3	Lindsay Manufacturing Co. 2001 Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10(i) of the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2001.
10.4	Amendment to Lindsay Manufacturing Co. 2001 Amended and Restated Long-Term Incentive Plan, incorporated by reference to Exhibit 10(k) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005.
10.5	Lindsay Corporation Management Incentive Umbrella Plan, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2009.
10.6**	Lindsay Corporation Management Incentive Plan (MIP), 2010 Plan Year, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2009.
10.7	Form of Indemnification Agreement between the Company and its Officers and Directors, , incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2008.
10.8	Employment Agreement between the Company and Richard W. Parod effective March 8, 2000, incorporated by reference to Exhibit 10(a) to the Company's Report on Form 10-Q for the fiscal quarter ended May 31, 2000.
10.9	First Amendment to Employment Agreement, dated May 2, 2003, between the Company and Richard W. Parod, incorporated by reference to Exhibit 10 (a) of Amendment No. 1 to the Company's Report on Form 10-Q for the fiscal quarter ended May 31, 2003.
10.10	Second Amendment to Employment Agreement, dated December 22, 2004, between the Company and Richard W. Parod, incorporated by reference to Exhibit 10(a) to the Company's Current Report on Form 8-K filed on December 27, 2004.
10.11	Third Amendment to Employment Agreement, dated March 20, 2007, between the Company and Richard W. Parod, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 22, 2007.

10.12 Fourth Amendment to Employment Agreement, dated December 22, 2008, between the Company and Richard W. Parod, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on January 30, 2009.

10.13 Fifth Amendment to Employment Agreement, dated January 26, 2009, between the Company and Richard W. Parod, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 30, 2009.

10.14 Restated Sixth Amendment, effective February 25, 2010, by and between the Company and Richard W. Parod, incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2010.

10.15 Employment Agreement dated February 19, 2009, by and between the Company and David B. Downing, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on February 25, 2009.

10.16 Employment Agreement, dated February 19, 2009, by and between the Company and Barry A. Ruffalo, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on February 25, 2009.

10.17 Employment Agreement, dated February 19, 2009, by and between the Company and Timothy J. Paymal, incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on February 25, 2009.

10.18 Employment Agreement, dated June 11, 2009, by and between the Company and Thomas D. Spears, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2009.

10.19* Employment Agreement, dated August 13, 2010, by and between the Company and Steve Cotariu.

10.20 Term Note, dated June 1, 2006, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 2, 2006.

10.21 Amended and Restated Credit Agreement, dated June 1, 2006, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended on February 28, 2010.

10.22 Amended and Restated ISDA Confirmation dated May 8, 2006, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on June 2, 2006.

10.23 ISDA Master Agreement, dated May 5, 2006, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on June 2, 2006.

10.24 Schedule to the ISDA Master Agreement, dated May 5, 2006, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed on June 2, 2006.

10.25 Term Note, dated December 27, 2006, by Snoline S.pA. (successor in interest to Lindsay Italia, S.r.l.) in favor of Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on December 29, 2006.

10.26 Credit Agreement, dated December 27, 2006, by and between Snoline S.pA. (successor in interest to Lindsay Italia, S.r.l.) and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed on December 29, 2006.

10.27 Restated First Amendment to Credit Agreement, dated January 23, 2010, by and between Snoline S.p.A. and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2010.

10.28 First Bank Guarantee, dated December 27, 2006, by the Company in favor of Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.4 of the Company's Current Report on Form 8-K filed on December 29, 2006.

10.29 Revolving Credit Note, dated January 24, 2008, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 30, 2008.

10.30 Revolving Credit Agreement, dated January 24, 2008, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 30, 2008.

10.31 First Amendment to Revolving Credit Agreement, dated January 23, 2010, by and between the Company and Wells Fargo Bank, N.A., incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 26, 2010.

10.32 Lindsay Corporation Policy on Payment of Directors Fees and Expenses, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2008.

21* Subsidiaries of the Company

23* Consent of KPMG LLP

24* The Power of Attorney authorizing Richard W. Parod to sign the Annual Report on Form 10-K for fiscal 2010 on behalf of non-management directors.

31.1* Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 18 U.S.C. Section 1350.

31.2* Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 18 U.S.C. Section 1350.

32* Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 18 U.S.C. Section 1350.

* - filed herein
**- certain confidential portions of this Exhibit were omitted by means of redacting a portion of the text. This Exhibit has been filed separately with the Secretary of the Commission with the redacted text pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities and Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 10th day of November, 2010.

LINDSAY CORPORATION

By: /s/ DAVID B. DOWNING
Name: David B. Downing
Title: *Chief Financial Officer and President-International Operations*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on this 10th day of November, 2010.

Signature	Title
/s/ RICHARD W. PAROD Richard W. Parod	Director, President and Chief Executive Officer
/s/ DAVID B. DOWNING David B. Downing	Chief Financial Officer and President-International Operations
/s/ TIMOTHY J. PAYMAL Timothy J. Paymal	Vice President and Chief Accounting Officer
/s/ MICHAEL N. CHRISTODOLOU (1) Michael N. Christodolou	Chairman of the Board of Directors
/s/ HOWARD G. BUFFETT (1) Howard G. Buffett	Director
/s/ W. THOMAS JAGODINSKI (1) W. Thomas Jagodinski	Director
/s/ J.DAVID MCINTOSH (1) J. David McIntosh	Director
/s/ MICHAEL C. NAHL (1) Michael C. Nahl	Director
/s/ MICHAEL D.WALTER (1) Michael D. Walter	Director
/s/ WILLIAM F. WELSH II (1) William F. Welsh II	Director

(1) By: /s/ RICHARD W. PAROD
Richard W. Parod, *Attorney-In-Fact*

Lindsay USA

Lindsay Corporation
Corporate Headquarters
2222 North 111th Street
Omaha, Nebraska 68164 U.S.A.
Ph: 1-402-829-6800
Toll-free: 1-866-404-5300
Fax: 1-402-829-6834
Web: www.lindsay.com

Barrier Systems, Inc.
3333 Vaca Valley Parkway, Suite 800
Vacaville, California 95688 U.S.A.
Ph: 1-707-374-6800
Toll-free: 1-888-800-3691
Fax: 1-707-374-6801
Web: www.barriersystemsinc.com

Watertronics LLC.
525 East Industrial Drive
Hartland, Wisconsin 53029 U.S.A.
Ph: 1-262-367-5000
Toll-free: 1-800-356-6686
Fax: 1-262-367-5551
Web: www.watertronics.com

Lindsay International

Lindsay Europe SAS
72300 La Chapelle
D'Aligne, France
Ph: 33-2-4348-0202
Fax: 33-2-4348-0200
Web: www.Lindsay-Europe.com

Lindsay Africa Pty. Ltd.
C/O Vosmaar & Drommedaris Street
Dal Josafat
Paarl 7620
South Africa
Ph: 27 21 868 7100
Fax: 27 21 868 7117

Lindsay América Do Sul, Ltda.
Rodovia Adhemar Pereira de Barros
SP 340 – KM 153.5
CEP 13804-830 Mogi-Mirim
Sao Paulo
Brazil
Ph: 55-19-3814-1100
Fax: 55-19-3814-1101
Web: www.lindsay.com.br

Snoline S.P.A.
Via F. Baracca 19/23
20056 Trezzo sull'Adda
Milan, Italy
Ph: 39 02 909961
Fax: 39 02 90996200
Web: www.snoline.com

Lindsay (Tianjin) Industry Co., Ltd.
2nd Floor, Office Building
10 Huanghai 2nd St.
Tianjin Economic-Technological
Development Area (TEDA)
Tianjin 300457
China
Ph: +86 22 2532 1262
Fax: +86 22 2532 8255

DIRECTORS AND ELECTED OFFICERS

Eric R. Arneson
Vice President – General Counsel and Secretary
Joined Lindsay in 2008

Howard G. Buffett
Director since 1995
President, Buffett Farms & Howard G. Buffett Foundation
Director: Berkshire Hathaway, Inc. and the Coca-Cola Company

Michael N. Christodolou
Director since 1999
Chairman of the Board since 2003
Founder and Manager, Inwood Capital Management, LLC

Steven S. Cotariu
President – Infrastructure Business
Joined Lindsay in September 2010

David B. Downing
Chief Financial Officer and President – International Operations
Joined Lindsay in 2004

W. Thomas Jagodinski
Director since 2008
Retired President, Chief Executive Officer of
Delta and Pine Land Company
Director: Solutia, Inc. and Phosphate Holdings, Inc.

Dan Keller
Vice President – Human Resources
Joined Lindsay in 2008

J. David McIntosh
Director since 2002
Retired Executive Vice President, The Toro Company
Director: Health Tech Solutions, Inc.

Michael C. Nahl
Director since 2003
Retired Executive Vice President and Chief Financial Officer,
Albany International Corp.
Director: GrafTech International Ltd. and Trans World Entertainment Corporation

Richard W. Parod
Director since 2000
President and Chief Executive Officer
Joined Lindsay in 2000

Timothy J. Paymal
Vice President – Chief Accounting Officer
Joined Lindsay in 2005

Mark A. Roth
Vice President – Corporate Development and Treasurer
Joined Lindsay in 2004

Barry A. Ruffalo
President – Irrigation Business
Joined Lindsay in 2007

Douglas A. Taylor
Vice President – Chief Information Officer
Joined Lindsay in 2005

Michael D. Walter
Director since 2009
President of Mike Walter & Associates
Director: Agro Tech Foods and Richardson International

William F. Welsh II
Director since 2001
Retired Chairman of Election Systems & Software
Chairman of the Board, Ballantyne Strong, Inc.
Director: Ballantyne Strong, Inc.

Lori Zarkowski
Corporate Controller
Joined Lindsay in 2007

Annual Meeting

All shareholders are invited to attend our annual meeting, which will be held on January 31, 2011, at 8:30 a.m. at our corporate office located at 2222 North 111th Street, Omaha, Nebraska. We look forward to meeting shareholders and answering questions at the meeting. Any shareholder who will be unable to attend is encouraged to send questions and comments in writing to Eric Arneson, Secretary, at Lindsay's corporate office.

Quarterly Calendar

The Company operates on a fiscal year ending August 31. Fiscal 2011 quarter-end dates are November 30, 2010, February 28, 2011, May 31, 2011 and August 31, 2011. Quarterly earnings are announced approximately four weeks after the end of each quarter and audited results are announced approximately seven weeks after year end. Quarterly earnings releases are posted to Lindsay's Web site at www.lindsay.com.

Transfer Agent and Registrar

Wells Fargo Shareowner Services
Post Office Box 64874
St. Paul, Minnesota 55164-0874
Phone: (800) 401-1957
FAX: (651) 450-4033

Research Coverage Provided By

Gabelli & Company
Hudson Securities
Janney Montgomery Scott LLC
Sterne, Agee & Leach, Inc.
Value Line
Wedbush Securities, Inc.
William Blair & Co., LLC

Stock Market Information

Lindsay's common stock is traded on the New York Stock Exchange, Inc. (NYSE) under the ticker symbol LNN.

Certifications

The Company has filed certifications under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to its Form 10-K for fiscal year 2010. These exhibits are signed by the Principal Executive Officer and the Principal Financial Officer, respectively. Additionally, on April 5, 2010, the Company's Chief Executive Officer provided his annual certification regarding the Company's compliance with the New York Stock Exchange corporate governance listing standards.

Independent Auditors

KPMG LLP
Omaha, Nebraska

For Further Information

Shareholders and prospective investors are welcome to call or write Lindsay Corporation with questions or requests for additional information. Please direct inquiries to:

David B. Downing
Chief Financial Officer and President – International Operations
Lindsay Corporation
2222 North 111th Street
Omaha, Nebraska 68164
(402) 827-6235

Web Site

www.lindsay.com

Concerning Forward-Looking Statements

This Annual Report and Form 10-K, including the President's letter, Management's Discussion and Analysis, and other sections, contains forward-looking statements that are subject to risks and uncertainties and which reflect management's current beliefs and estimates of future economic circumstances, industry conditions, company performance and financial results. You can find a discussion of many of these risks and uncertainties in the annual, quarterly, and current reports we file with the Securities and Exchange Commission. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company and those statements preceded by, followed by, or including the words "anticipate," "estimate," "believe," "intend," "expectation," "outlook," "could," "may," "should," "will," "future," "position," or similar expressions. For these statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in the document, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward-looking statements: availability of and price of raw materials, product pricing, competitive environment and related domestic and international market conditions, operating efficiencies and actions of domestic and foreign governments. Any changes in such factors could result in significantly different results. The Company undertakes no obligation to update any forward-looking information contained in this Annual Report.


10%

Lean, Clean and Green. Lindsay Corporation is committed to developing environmental awareness and implementing sustainable practices to reduce the use of and protect energy, water, and all other resources.